UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MusclePharm Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

627335201

(CUSIP Number)

Todd M. Enright

White Winston Select Asset Fund Series Fund MP-18, LLC

265 Franklin St., Suite 1702

Boston, MA 02110

801-938-7540

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 23, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 627335201	13D	Page 2 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) White Winston Select Asset Fund Series Fund MP-18, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,927,677
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,927,677
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,927,677
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.87%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 627335201	13D	Page 3 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Amerop Holdings, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,463,839*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,463,839*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.94%*
14.	TYPE OF REPORTING PERSON (see instructions) CO

*	Beneficial ownership attributable to Reporting Person’s interest in Series A of White Winston Select Asset Fund Series Fund MP-18, LLC

CUSIP No. 627335201	13D	Page 4 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Leonard P. Wessell III
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,463,839
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,463,839
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.94%
14.	TYPE OF REPORTING PERSON (see instructions) IN

*	Beneficial ownership attributable to Reporting Person’s interest in Series A of White Winston Select Asset Fund Series Fund MP-18, LLC

CUSIP No. 627335201	13D	Page 5 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) White Winston Select Asset Funds, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,927,677
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,927,677
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,927,677
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.87%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 627335201	13D	Page 6 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Todd M. Enright
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New Hampshire
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,927,677
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,927,677
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,927,677
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.87%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 627335201	13D	Page 7 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mark Blundell
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Utah
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,927,677
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,927,677
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,927,677
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.87%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 627335201	13D	Page 8 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Donald Feagan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Utah
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,927,677
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,927,677
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,927,677
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.87%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 627335201	13D	Page 9 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert Mahoney
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CT
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,927,677
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,927,677
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,927,677
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.87%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 627335201	13D	Page 10 of 12 Pages

EXPLANATORY NOTE

This statement amends the Schedule 13D originally filed on June 29, 2018. Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. All items not supplemented in this Amendment remain unchanged from the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment shall have the same meaning herein as are ascribed to such terms in the Schedule 13D.

Item 4. Purpose of Transaction.

On August 21, 2018, the Fund and the Manager (the “Plaintiffs”) filed a Verified Complaint and Petition to Appoint Receiver (the “Complaint”) against the Issuer and certain of its affiliates (the “Defendants”) in the First Judicial District Court of the State of Nevada in and for Carson City (the “Court”) seeking injunctive relief and/or damages based on certain of the Defendants’ mismanagement of the Issuer, including as a result of their breaches of fiduciary duty stemming from Ryan Drexler’s entrenchment in the Issuer’s management, as well as the Issuer’s related party transactions with Mr. Drexler and the unlawful distributions being made to him as a result of such transactions.

Also on August 21, 2018, the Plaintiffs filed an Ex Parte Application for Temporary Restraining Order and Motion for Preliminary Injunction (the “Application”) against the Defendants in the Court. The Application sought to enjoin: (1) Mr. Drexler from converting certain debt he holds against the Issuer into shares of the Issuer’s common stock in order to become its majority stockholder; and/or (2) the Issuer and its Board of Directors from issuing such conversion shares to Mr. Drexler.

On August 23, 2018, the Court granted a Temporary Restraining Order (the “Order”) enjoining the Defendants and any person acting in concert or participation with them from effecting the exercise of the conversion rights set forth in a certain promissory note issued by the Issuer to Ryan Drexler, dated November 8, 2017, or from issuing any stock of the Issuer to Mr. Drexler with respect to any attempt by Mr. Drexler to exercise the aforementioned conversion rights.

Copies of the Complaint, the Application and the Order are attached as exhibits.

Item 7. Material to Be Filed as Exhibits.

Exhibit A	—	Joint Filing Agreement

Exhibit B	—	Investor Rights Agreement (previously filed as an exhibit to the Schedule 13D originally filed on June 29, 2018)

Exhibit C	—	Verified Complaint and Petition to Appoint Receiver

Exhibit D	—	Ex Parte Application for Temporary Restraining Order and Motion for Preliminary Injunction

Exhibit E	—	Temporary Restraining Order

CUSIP No. 627335201	13D	Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WHITE WINSTON SELECT ASSET FUND SERIES FUND MP-18, LLC

By: White Winston Select Asset Funds, LLC Title: Manager

By:	/s/ Todd M. Enright
Todd M. Enright Partner

August 24, 2018

AMEROP HOLDINGS, INC.

By:	/s/ Leonard Wessell
Leonard Wessell President

August 24, 2018

WHITE WINSTON SELECT ASSET FUNDS, LLC

By:	/s/ Todd M. Enright
Todd M. Enright Partner

August 24, 2018

Leonard P. Wessell III
/s/ Leonard P. Wessell III

August 24, 2018

Todd M. Enright
/s/ Todd M. Enright

August 24, 2018

Mark Blundell
/s/ Mark Blundell

August 24, 2018

CUSIP No. 627335201	13D	Page 12 of 12 Pages

Donald Feagan
/s/ Donald Feagan

August 24, 2018

Robert Mahoney
/s/ Robert Mahoney

August 24, 2018

Exhibit A

Joint Filing Agreement

The undersigned agree to jointly file a Schedule 13D relating to their beneficial ownership of the Common Stock of MusclePharm Corporation.

WHITE WINSTON SELECT ASSET FUND SERIES FUND MP-18, LLC

By: White Winston Select Asset Funds, LLC Title: Manager

By:	/s/ Todd M. Enright
Todd M. Enright Partner

August 24, 2018

AMEROP HOLDINGS, INC.

By:	Leonard Wessell
Leonard Wessell President

August 24, 2018

WHITE WINSTON SELECT ASSET FUNDS, LLC

By:	/s/ Todd M. Enright
Todd M. Enright Partner

August 24, 2018

Leonard P. Wessell III
/s/ Leonard P. Wessell III

August 24, 2018

Todd M. Enright
/s/ Todd M. Enright

August 24, 2018

Mark Blundell
/s/ Mark Blundell

August 24, 2018

CUSIP No. 627335201	13D

Donald Feagan
/s/ Donald Feagan

August 24, 2018

Robert Mahoney
/s/ Robert Mahoney

August 24, 2018

Exhibit C

Abran E. Vigil, Esq.

Nevada Bar No. 7548

Maria A. Gall, Esq.

Nevada Bar No. 14200

Kyle E. Ewing, Esq.

Nevada Bar No. 14051

BALLARD SPAHR LLP

1980 Festival Plaza Drive, Suite 900

Las Vegas, Nevada 89138

Telephone: (702) 471-7000

Facsimile: (702) 471-7070

vigila@ballardspahr.com

gallm@ballardspahr.com

ewingk@ballardspahr.com

Severin A. Carlson, Esq.

Nevada Bar No. 9373

Tara C. Zimmerman, Esq.

Nevada Bar No. 12146

KAEMPFER CROWELL

50 West Liberty St., Suite 700

Reno, Nevada 89501

Telephone: (775) 852-3900

Facsimile: (775) 327-2011

scarlson@kcnvlaw.com

tzimmerman@kcnvlaw.com

Attorneys for Plaintiffs

IN THE FIRST JUDICIAL DISTRICT COURT OF THE STATE OF NEVADA

IN AND FOR CARSON CITY

WHITE WINSTON SELECT ASSET FUND SERIES FUND MP-18, LLC, WHITE WINSTON SELECT ASSET FUNDS, LLC,

Plaintiffs,

v.

MUSCLEPHARM CORPORATION, RYAN DREXLER, BRIAN CASUTTO, WILLIAM BUSH, JOHN DESMOND, DOES 1-10, ROES 1-10,

Defendants.

Case No. 180C 00 206 1B Dept No. VERIFIED COMPLAINT AND PETITION TO APPOINT RECEIVER

1

VERIFIED COMPLAINT AND PETITION TO APPOINT RECEIVER

Plaintiffs, by and through their attorneys Ballard Spahr LLP and Kaempfer Crowell, bring this Complaint against Defendants MusclePharm Corporation (“MusclePharm” or the “Company”), Defendants Ryan Drexler, Brian Casutto, William Bush, and John Desmond in their capacities as directors of the Company, Defendants Ryan Drexler and Brian Casutto in their additional capacities as officers of the Company, and Defendant Ryan Drexler in his further capacity as a controlling stockholder of the Company, seeking the appointment of a receiver over the Company, as well as direct and derivative relief for the director defendants’ violations of NRS Chapter 78 and common law, alleging upon personal knowledge, information, and belief, formed after a reasonable inquiry under the circumstances, as follows:

PARTIES, JURISDICTION, AND VENUE

1. Plaintiffs are as follows:

a. Plaintiff White Winston Select Asset Fund Series Fund MP-18, LLC (the “Series Fund”), is a Delaware limited liability company that has established series, including Series A and Series B of the Fund. The Series Fund is a MusclePharm stockholder, holding 2,927,677 shares of MusclePharm stock between Series A and Series B. One million, four hundred sixty three thousand, eight hundred thirty-nine (1,463,839) of the 2,927,677 shares of MusclePharm stock are beneficially owned by Amerop Holdings, Inc., including at all times relevant to the causes of action brought derivatively herein.

b. Plaintiff White Winston Select Asset Funds, LLC (“White Winston”), is a Delaware limited liability company; a member of Series A and Series B of the Series Fund; the manager of Series A and Series B of the Series Fund; and a beneficial owner of the 2,927,677 shares of MusclePharm stock held by the Series Fund.

2

2. Defendants are as follows:

a. Defendant MusclePharm is a publicly traded Nevada corporation with shares listed on the OTC Markets Group, Inc.’s over-the-counter “OTCQB” exchange. MusclePharm purports to be a scientifically driven, performance lifestyle company that develops, markets, and distributes branded nutritional supplements.

b. Defendant Ryan Drexler (“Drexler”) is the Company’s chief executive officer (the “CEO”), the chairman (the “Chairman”) of its board of directors (the “Board”), as well as a director; its President; its interim Principal Accounting Officer (the “PAO”); and its interim Principal Finance Officer (the “PFO”); today, Drexler beneficially holds at least 2,081,332 issued and outstanding shares of MusclePharm common stock, according to the Company’s Form 10-K for the year ended December 31, 2017 (the “2017 Annual Report”), which represents ~13.8% of the Company’s issued and outstanding stock, based on the number of common shares issued and outstanding reported in the Company’s most recent Form 10-Q for the quarter ended June 30, 2018;1 however, according to the 2017 Annual Report, Drexler beneficially owns 18,434,910 shares of MusclePharm stock on a fully-diluted basis (i.e., after exercising all options and conversion rights), which represents ~58.9% of shares issued and outstanding on a fully-diluted basis (i.e., after including any shares issued pursuant to the exercise of options/conversion rights in the total number of MusclePharm shares issued and outstanding);

[1]

18,417,740 of Drexler’s beneficially-owned shares consist of (i) his right to immediately convert an $18,000,000 purported debt to ~16,216,216 shares of common stock at his sole discretion, as more fully described below, (ii) beneficial ownership of 1,499,408 voting shares of common stock held by Consac, LLC (“Consac”), over which shares Drexler exercises sole voting and dispositive discretion as the president and sole owner of Consac, (iii) at least 281,924 fully vested voting shares of common stock held directly by Drexler, (iv) at least 200,000 unvested voting shares of restricted common stock held directly by Drexler, and (v) 120,192 voting shares subject to vested (and thus immediately exercisable) stock options held directly by Drexler, all as reported in his most recent Schedule 13/D filed with the SEC, dated November 3, 2017, and the Company’s 2017 Annual Report; Plaintiffs cannot identify from MusclePharm’s public filings the nature of the balance of the additional 17,170 shares reported as beneficially owned by Drexler a few months later in the Company’s Form 10-K for the year ended December 31, 2018, which reflects 18,434,910 total shares beneficially owned by Drexler.

3

c. Defendant Brian Casutto (“Casutto”) is the Company’s Executive Vice President of Sales and Operations, as well as a member of its Board of Directors. Other than Drexler, Casutto is the only other MusclePharm employee listed as an officer in MusclePharm’s most recent Form 10-K Annual Report filed with the SEC on April 2, 2018, for the year ended December 31, 2017 (the “2017 Annual Report”).

d. Defendant William Bush (“Bush”) is a member of the Company’s Board of Directors and its lead director.

e. Defendant John Desmond (“Desmond”) is a member of the Company’s Board of Directors. Drexler, Casutto, Desmond, and Bush are referred to collectively herein as the “Director Defendants.”

f. All directors own MusclePharm common stock either directly or indirectly and beneficially.

3. Plaintiffs do not know the true names, capacities, or bases of liability of Defendants sued as Does 1-10 (the “Doe Defendants”), inclusive, and Roes 1-10 (the “Roe Defendants”), inclusive. Each fictitiously named defendant is in some way liable to Plaintiffs and/or the Company, and Plaintiffs will amend their complaint to reflect the true names of all Doe Defendants and/or Roe Defendants when the same have been ascertained.

4. Jurisdiction and venue are proper in this Court because:

a. MusclePharm is a resident of the State of Nevada, the state of its incorporation;

4

b. MusclePharm’s principal place of business is located outside the State of Nevada;

c. MusclePharm’s registered office within this State is located in Carson City, Nevada; and/or

d. Plaintiffs collectively hold one-tenth or more of MusclePharm’s issued and outstanding stock.

INTRODUCTION

5. This is an action for injunctive relief and/or damages based on the Director Defendants’ mismanagement of the Company, including as a result of their breaches of fiduciary duty stemming from Drexler’s entrenchment in the Company’s management, as well as the Company’s related party transactions with Drexler and the unlawful distributions being made to him as result of such transactions. Such conduct has caused and/or prolonged the Company’s insolvency, inability to pay its debts as they mature, and/or waste of its assets, in addition to dilution of Plaintiffs’ economic value and voting power in each of Plaintiff’s ownership of the Company’s common stock, as well as that of the Company’s other stockholders.

6. Since mid-2015, Defendants Drexler, Casutto, and Bush - and later Defendant Desmond - have embarked on a concerted effort to entrench Defendant Drexler in the management and other affairs of MusclePharm, allowing the Company to operate at Drexler’s pleasure and for his benefit, to the detriment of the Company and Plaintiffs, as well as the Company’s other common stockholders and constituents.

5

7. Over the past three years, Drexler has successfully (i) ousted MusclePharm’s senior management - replacing nearly the entirety of the “C-Suite” with himself; (ii) ousted every director serving prior to his taking an equity position in MusclePharm through his company Consac; (iii) entrenched himself as Chairman of the Board of Directors and reduced the Board to four members - with at least two of the directors having been appointed during Drexler’s tenure as Chairman and, upon information and belief, at his direction; (iv) made himself the Company’s largest lender; and (v) made himself MusclePharm’s controlling stockholder because he, as a practical matter, is no differently situated than if he had majority voting control, including by virtue of his significant equity stake in the Company (albeit less than a majority); his imminent majority stake when he exercises the right to convert his purported “debt” in the company into its common stock; and his ability to exercise outsized influence in the board room, such as through his roles as Chairman, President, CEO, and largest lender.

8. Since Drexler inserted and entrenched himself in MusclePharm’s affairs, the Company’s financial performance has been abysmal; for instance, the Company was balance sheet solvent on June 31, 2015, when Drexler joined the Board, but has remained balance sheet insolvent since at least December 31, 2015, shortly after Drexler first took on MusclePharm management responsibility as its Executive Chairman in or about August 2015.

9. Indeed, the Company’s stock price has suffered accordingly and on Drexler’s watch, MusclePharm’s stockholders have suffered crippling stock performance; the Company’s stock price has declined nearly 80% from $5.15 on the day that the Board appointed Drexler as its Chairman to $0.65, as of the close of June 28, 2018, the day prior to when Plaintiffs filed their Schedule 13D announcing certain transactions in connection with their shares of MusclePharm stock.

10. Moreover, MusclePharm revenue has fallen by ~$64.8 million (a decrease of ~38.8%) from ~$167.0 million in 2015 to only ~$102.2 million in 2017, with the Company taking a net loss in 2017 of ~$11.0 million.

///

6

11. In addition, MusclePharm’s financial results are riddled with restructuring charges and asset write-downs of over $30 million that further highlight the distressed financial state of the Company.

12. As the Company’s stock price tumbled and its revenues fell, Drexler used his domination and influence over the Board to induce its members, including those on the special committee(s) formed thereunder, to cause the Company to enter into a related-party refinancing of three promissory notes Drexler had previously purchased (the “Refinancing”), resulting in an $18 million amended and restated convertible “note” (the “Amended Note”), dated November 8, 2017, and described further herein, to be executed in Drexler’s favor.

13. As a result of overt threats made by Drexler and Casutto that they would immediately quit as officers and directors of the Company should the Company enter into a third-party refinancing of the three promissory notes, the Board and/or special committee approved the Refinancing and Amended Note on the onerous terms demanded by Drexler and without investigating, soliciting, and/or giving any consideration to third-party refinancing options that would have eliminated the purported “debt” held by Drexler and mitigated the Company’s insolvency and/or financial distress.

14. Among other things, the Refinancing and Amended Note provides Drexler with quarterly cash payments of over $500,000 styled as “interest,” as well as the right to convert the $18 million principal and any accrued and unpaid interest into the Company’s common stock at his immediate demand - upon doing so, Drexler would hold at least ~59.8% of the voting power of the Company, giving him majority voting power, while Plaintiffs’ voting power would be reduced from approximately 19.4% to 9.4%.

15. In the meantime, while the Company wallows in insolvency and financial distress as a result of its continuing “indebtedness” to Drexler, Drexler enjoys a lavish, guaranteed salary and cash bonuses for at least a three-year term, as well as the very real possibility of a one-time bonus of no less than ten percent (10%) of the total purchase price if there is a qualifying sale of the Company during or even after his tenure.

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16. Given Drexler’s record of taking equity positions in financially distressed companies, such as Quicksilver and Bebe, to only cause a sale of those companies rather than engage in realistic, turnaround plans, it is a likely probability, if not certainty, that Drexler will use his positions of power and control to cause and approve a sale of MusclePharm for his own benefit.

17. Plaintiffs, therefore, bring this action to enjoin Drexler from exercising his purported right to convert any alleged indebtedness under the Amended Note into the Company’s common stock and/or the Company from issuing stock to Drexler in response to such conversion, as well as for damages resulting from the Director Defendants’ violations of NRS Chapter 78 and common law.

GENERAL ALLEGATIONS

DREXLER TAKES CONTROL OF THE COMPANY’S MANAGEMENT

18. As of April 30, 2015, MusclePharm had a full and varied executive suite comprised of a separate Chief Executive Officer (“CEO”), President, Chief Financial Officer (“CFO”), Chief Operating Officer (“COO”), and Executive Vice President.

19. As of April 30, 2015, the Company’s Board of Directors was composed of six persons: two of the aforementioned officers and four independent directors, Michael Doran, Daniel McClory, Gregory Macosko, and Andrew Lupo.

20. On or about April 30, 2015, MusclePharm filed a Schedule 14A Definitive Proxy Statement (the “April 2015 Proxy Statement”) with the SEC, in which the Company announced an annual meeting scheduled for June 24, 2015, at 11:00 a.m. and recommended that MusclePharm’s stockholders vote “for” each of the then-current directors.

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21. A few weeks later, on or about May 20, 2015, Drexler caused his private investment company, Consac, to file a Schedule 13D Statement of Acquisition of Beneficial Ownership with the SEC (the “May 2015 Consac Ownership Statement”), which indicated that Drexler, through Consac, was the indirect beneficial owner of 1 million shares of MusclePharm common stock; that Drexler is the President and sole owner of Consac; that Drexler has the sole power to direct the voting and disposition of Consac’s MusclePharm common stock; and that Consac acquired the 1 million shares in the sixty days prior to filing the May 2015 Consac Ownership Statement.

22. Nearly concurrently with the filing of the May 2015 Consac Ownership Statement, MusclePharm’s Board of Directors suddenly changed course from the recommendations and statements it made in the April 2015 Proxy Statement, filed only three weeks prior, and radically recomposed itself, and by way of a May 28, 2015, Form 8-K Current Report filed with the SEC (the “May 2015 Current Report”), announced that it had adjourned the 2015 annual meeting of stockholders and made the following changes to the Board’s composition:

a. Messrs. McClory, Macosko, and Lupo had resigned from the Board of Directors effective May 21, 2015, with no explanation by the Company for their departures; and

b. Noel Thompson, Stacey Jenkins, and Defendant William Bush had been appointed to the Board, presumably in their stead, as “independent” directors.

23. On or about June 25, 2015, approximately one month after the Board’s re-composition, MusclePharm filed a Form 8-K Current Report (the “June 2015 Current Report”) indicating that one day prior, on June 24, 2015, the Board had expanded to seven seats and appointed Defendant Drexler - an outsider to the Company immediately prior to his appointment - as the seventh director, and concurrently electing him Chairman of the Board.

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24. Less than one month later, on or about July 15, 2015, Defendant Drexler caused Consac to file a Schedule 13D/A Amended Statement of Acquisition of Beneficial Ownership with the SEC (the “July 2015 Consac Ownership Statement”), indicating that Drexler had caused Consac to increase its equity position in MusclePharm’s common stock for a total Consac direct ownership, and Drexler indirect beneficial ownership, of 1,499,408 shares.

25. Moreover, by on or about August 24, 2015, Drexler - already the Chairman of the Board - convinced the Board that he should manage MusclePharm’s day-to-day affairs as the Company’s Executive Chairman with all the duties of the Company’s CEO.

26. In the next several months Drexler would become even further entrenched in the Company’s management, first as its interim CEO and then as its President and (permanent) CEO.

27. However, this consolidation of power in Drexler as the Company’s Chairman, President, and CEO, appears to have triggered the repeated and unexplained departures of those who served either as the Company’s directors or in executive positions of financial management, such as the CFO and PFO.

a. For instance, by around June 27, 2016, the Board had reduced its capacity to four seats, maintaining only Drexler, Bush, Doran, and Jenkins as directors.

b. By around September 15, 2016, John Price had departed as the Company’s CFO, with no explanation provided by the Company for his departure.

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c. By around December 1, 2016, Peter Lynch became the Company’s new CFO, PAO, and PFO;2 however, around two weeks later, Stacey Jenkins resigned from the Board of Directors, with no explanation provided by the Company for his departure.

d. By around March 15, 2017, Peter Lynch had departed as the Company’s CFO, PAO, and PFO, with no explanation by the Company for his departure.

e. Upon Peter Lynch’s departure, Douglas West, formerly MusclePharm’s Vice President of Finance and Administration, became the Company’s interim PAO and PFO.

f. By around June 7, 2017, Michael Doran had resigned from the Board of Directors, with no explanation provided by the Company for his resignation. At this point (on or about June 7, 2017), the entire Board - which now consisted of only Drexler and Bush - had turned over since Drexler’s appointment as its Chairman, with the exception of Defendant Bush, who was appointed to the Board less than a month prior to Drexler’s appointment as Chairman.

g. By around July 7, 2017, the Board - comprised of only Drexler and Bush - had appointed Defendant Casutto as a management director and Defendant Desmond as a so-called “independent” director; however, by around this same time, Douglas West had departed as the Company’s interim PAO and PFO, with no explanation by the Company for his departure.

h. Upon Mr. West’s departure, Paul Anton became the Company’s interim PAO and PFO; however, by on or around September 15, 2017, Mr. Anton had also departed, with no explanation by the Company for his departure.

[2]	It is unclear who held the role of CFO (or interim CFO) between September 15, 2016, when the former CFO, John Price resigned, and December 1, 2016, when Peter Lynch was appointed

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28. Upon information and belief, John Price, Peter Lynch, Douglas West, and Paul Anton were all terminated by Drexler or at his behest, because each, in his role as CFO and/or PFO, sought to implement standard controls and management reporting procedures concerning the Company’s finances.

29. After the departure of no less than four chief and/or principal financial officers in one year’s time, the Board appointed Drexler to take over the Company’s financial management, in addition to his multiple, executive management roles, making Drexler interim PAO and PFO.

30. Since that time, MusclePharm has failed to appoint a permanent CFO, COO, CAO, PAO, or PFO, permitting Drexler unfettered control over the Company’s executive management, including its C-Suite.

31. Moreover, the Company has provided no indication of who is fulfilling the duties of the Company’s other officers, as those officers and their roles are defined in the Company’s Second Amended and Restated Bylaws and/or required by NRS Chapter 78, including that of Treasurer and Secretary.

DREXLER BECOMES THE COMPANY’S LARGEST LENDER

32. At the same time Drexler was entrenching himself in the Company’s management as its Chairman, President, CEO, and interim PAO and PFO, Drexler was also purportedly “loaning” the Company large sums of money, eventually securing a position as the Company’s largest “lender” by July 2017, at a tune of $18 million by way of three “loans,” when the Company’s total equity market capitalization was only approximately $26 million; in other words, by July 2017, Drexler held approximately 40% of the Company’s value in purported debt.

“Loan” #1: The 2015 Convertible Note for $6 Million

33. Approximately five months after Drexler was appointed Chairman of the Board, Drexler “loaned” MusclePharm $6 million in exchange for a “Convertible Secured Promissory Note,” dated December 7, 2015 (the “2015 Convertible Note”). According to the terms of the 2015 Convertible Note:

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a. The entirety of the $6 million principal sum was not due and payable until the purported maturity date of January 15, 2017;

b. The principal was to accrue interest at a rate of eight percent (8%) per annum, accruing daily, provided that, upon and during any event of default, the applicable interest rate would increase to ten percent (10%) per annum, accruing daily, with the principal sum and all interest to be paid on the purported maturity date;

c. Drexler could, at any time and in his sole discretion, convert the principal sum and any accrued and unpaid interest into MusclePharm common stock at a rate of $2.30 per share;

d. The Company had a right to prepay the 2015 Convertible Note in whole or in part, but could only prepay upon at least fifteen (15) days written notice to Drexler, during which time Drexler, in his sole discretion, could convert any outstanding principal and interest to MusclePharm common stock;

e. Drexler had the right to designate two members of the Board of Directors; and

f. The proceeds of the 2015 Convertible Note were to be used to fund the Company’s working capital.

34. The 2015 Convertible Note was secured in Drexler’s favor by a separate “Security Agreement,” also dated December 7, 2015, which provided Drexler with a “lien on and security interest in all of the assets and properties of the Company,” provided, however, that the Security Agreement was subordinated to the Company’s then indebtedness to ANB Bank and its assignees.

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35. Drexler and MusclePharm amended the 2015 Convertible Note on January 14, 2017, only one day prior to its original maturity date of January 15, 2017. According to the terms of such amendment:

a. The maturity date of the 2015 Convertible Note was extended from January 15, 2017, to November 8, 2017; and

b. The non-default interest rate was increased from eight percent (8%) per annum to ten percent (10%) per annum, while the default interest rate was increased from ten percent (10%) per annum to twelve percent (12%) per annum.

36. MusclePharm was balance sheet insolvent at the time it entered into the amendment to the 2015 Convertible Note, given that the Company’s liabilities far exceeded its assets, as evidenced by its consolidated balance sheets for the year ended December 31, 2016, and for the quarter ended March 30, 2017.

Loan #2: The 2016 Convertible Note for $11 Million

37. On or about November 8, 2016, a mere two months prior to the original January 15, 2017, maturity date of the 2015 Convertible Note (i.e., Loan #1), Drexler “loaned” MusclePharm another $11 million in exchange for a “Convertible Secured Promissory Note,” dated November 8, 2016 (the “2016 Convertible Note”). According to the terms of the 2016 Convertible Note:

a. The entirety of the $11 million principal sum was not due and payable until the purported maturity date of November 8, 2017;

b. The principal was to accrue interest at a rate of ten percent (10%) per annum, accruing daily, provided that, upon and during any event of default, the applicable interest rate would increase to twelve percent (12%) per annum, accruing daily, with the principal sum and all interest to be paid on the purported maturity date;

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c. Drexler could, at any time and in his sole discretion, convert the principal sum and any accrued and unpaid interest into shares of MusclePharm common stock at $1.83 per share;

d. The Company had a right to prepay the 2016 Convertible Note in whole or in part, but could only prepay upon at least fifteen (15) days advance written notice to Drexler, during which time Drexler, in his sole discretion, could convert any outstanding principal and interest to MusclePharm common stock; and

e. The proceeds were to be used to pay amounts due in connection with settlement of the Company’s dispute with FHG Corporation.

38. The 2016 Convertible Note was secured in Drexler’s favor by a separate “Amended and Restated Security Agreement,” also dated November 8, 2016, which provided Drexler with a “a continuing Lien on and a continuing first priority security interest in and lien and mortgage on all of Grantor’s and Grantor’s subsidiaries’ right, title, and interest in each and all of its assets and properties, wherever the same may be now or hereafter located.”

39. MusclePharm was balance sheet insolvent at the time it issued the 2016 Convertible Note, given that the Company’s liabilities far exceeded its assets, as evidenced by its consolidated balance sheets for the quarter ended September 30, 2016, and for the year ended December 31, 2016.

Loan #3: The 2017 Demand Note for $1 Million

40. Approximately seven months after entering into the 2016 Convertible Note (i.e., Loan #2) and six months after entering the Amendment to the 2015 Convertible Note to extend its maturity date (i.e., Loan #1), Drexler purportedly “loaned” MusclePharm another $1 million in exchange for a “Secured Demand Promissory Note,” dated July 27, 2017 (the “2017 Demand Note”). According to the terms of the 2017 Demand Note:

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a. The entirety of the $1 million principal sum advanced by Drexler was not due and payable until such time as Drexler made demand for repayment pursuant to the terms of the note;

b. The principal was to accrue interest at a rate of fifteen percent (15%) per annum, accruing daily, with all interest accrued and payable to be paid upon demand for repayment of the note in its entirety; and

c. The Company had a purported right to prepay the 2017 Demand Note in whole or in part; however, prepayment of the 2017 Demand Note could only be made upon at least fifteen (15) days advance written notice to Drexler.

41. The 2017 Demand Note was secured in Drexler’s favor by a separate “Second Amended and Restated Security Agreement,” also dated July 27, 2017, which provided Drexler with a “a continuing Lien on and a continuing first priority security interest in and lien and mortgage on all of [MusclePharm and its subsidiaries’] right, title, and interest in each and all of its assets and properties.”

42. MusclePharm was balance sheet insolvent at the time it issued the 2017 Demand Note, given that the Company’s liabilities far exceeded its assets at the time, as evidenced by its consolidated balance sheets for the quarter ended June 30, 2017, and for the quarter ended September 30, 2017.

DREXLER AND THE RESTRUCTURE OF THE 2016, 2016, AND 2017 “NOTES”

43. On or about September 5, 2017 - less than 6 weeks after purportedly “loaning” the Company $1 million pursuant to the 2017 Demand Note - Drexler, through his counsel, wrote to MusclePharm, through its counsel, Ropes & Gray LLP, to discuss a potential restructuring of the 2015 Convertible Note, the 2016 Convertible Note, and the 2017 Demand Note (collectively, the “Prior Notes”).

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44. In his letter, Drexler recognized that MusclePharm was unlikely to be able, from its projected cash on hand and other liquid assets, to pay the obligations to come due on the Prior Notes in approximately 60 days, and offered to explore a restructuring of the Prior Notes on certain identified terms.

45. In response to Drexler’s offer, the Board formed a special committee of purportedly independent directors comprised of Defendants Bush and Desmond (the “Special Committee”), who agreed to the following windfall terms demanded by Drexler in either his September 5 letter and/or, upon information and belief, in follow-up “negotiations” with the Special Committee, to “refinance” the Prior Notes:

a. The Company would (and did) make a one-time cash payment of all interest accrued and unpaid as of the date of the Refinancing under the Prior Notes; this resulted in an immediate distribution of cash to Drexler of approximately $2.2 million immediately prior to and/or following the closing of the Refinancing at a time when the Company was balance sheet insolvent and in an amount that is over double the amount Drexler had “loaned” to the Company only months prior under the 2017 Demand Note;

b. The interest rates on the Prior Notes would be (and were) raised to twelve percent (12%) per annum absent an event of default and fourteen percent (14%) per annum following an event of default;

c. The Company would (and did) start paying the increased interest periodically, instead of only upon maturity or on demand as provided for by the Prior Notes;

d. The $18 million of principal indebtedness could be convertible into MusclePharm common stock at a discounted conversion rate of $1.11 per share, resulting in a total conversion of at least 16,216,216 shares of common stock, as opposed to only approximately 8,619,623 shares of common stock under the significantly higher conversion rates originally provided in the 2015 and 2016 Convertible Notes;

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e. There would be additional events of default, which would trigger acceleration of the full loan amount, including non-customary default events, such as amendment or modification of any existing indebtedness or default under any agreement binding the Company or its subsidiaries, which has or is likely to have a material effect on the Company’s business; and

f. There would be an “event of default redemption premium,” under which any amount of principal and interest due and payable under the Amended Note would be increased by a factor of five percent (5%) following an event of default, including that due for purposes of conversion to common stock.

46. By virtue of the Amended Note extending Drexler’s conversion rights to all $18 million of the principal indebtedness under the Prior Notes and lowering the effective conversation rate to $1.11 per share (from approximately $1.97 per share at the Mixed Conversion Rate), the Special Committee unlawfully approved the issuance of 7,596,593 additional shares of MusclePharm common stock to Drexler, or approximately 51.6% of the 14,731,667 shares of common stock outstanding as of May 1, 2018, according to the Company’s Form 10-Q for the quarter ended March 31, 2018, filed with the SEC on May 15, 2018.

47. The dilutive effect of the conversion is particularly egregious when considering the following:

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a. Prior to the Refinancing and resulting Amended Note, Drexler could at any time beneficially acquire 10,876,766 shares of MusclePharm common stock, were he to exercise all of his conversion rights under the 2015 and 2016 Convertible Notes, representing ~46.7% of the fully-diluted MusclePharm shares issued and outstanding (i.e., the number of shares that would be issued and outstanding as if Drexler converted all of his convertible debt immediately prior to the Refinancing, including the newly issued converted shares); but

b. As a result of the Refinancing and resulting Amended Note, Drexler can now at any point acquire 18,417,740 shares of MusclePharm common stock, were he to exercise all of his conversion rights under the Amended Note, representing ~59.8% of the fully-diluted MusclePharm shares issued and outstanding (i.e., the number of shares that would be issued and outstanding as if Drexler converted all of his convertible debt immediately prior to the Refinancing, including the newly issued converted shares).

48. In other words, the Refinancing effected a change of control - under the Amended Note, Drexler holds the right to convert to substantially more than a majority of the voting power of the Company’s common stock, while under the Prior Notes Drexler held only the right to convert to less than a majority of the voting power.

49. Despite these unfair terms, on or about November 3, 2017, MusclePharm and Drexler entered into the Refinancing of all three Prior Notes, including on the foregoing terms demanded by Drexler and with the foregoing dilutive effects known and intended by the Director Defendants, with said Refinancing evidenced by: (i) a November 3, 2017, “Restructuring” agreement; (ii) the Amended Note; (iii) a November 3, 2017, Third Amended and Restated Security Agreement; (iv) a September 30, 2017, Subordination Agreement; and (v) a November 3, 2017, First Amendment to Subordination Agreement.

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THE SPECIAL COMMITTEE’S REFUSAL TO CONSIDER THIRD-PARTY REFINANCING OPTIONS

50. The Company acceded to Drexler’s demands in respect of the Refinancing while refusing to consider alternative, third-party financing options, including a proposal made by Amerop Holdings Inc.

51. On or about September 11, 2017, Amerop wrote MusclePharm’s Board a letter stating that Amerop was ready, willing, and able to refinance the Prior Notes by paying MusclePharm the $18 million in principal purportedly owed to Drexler plus any accrued and unpaid interest in exchange for MusclePharm common stock at a price of $1.96 per share, approximately the Mixed Conversion Rate under the 2015 and 2016 Convertible Notes.

52. Amerop further advised the Board that it had “repeatedly indicated an interest to Mr. Drexler to further invest in MusclePharm.”

53. Over the course of the remainder of September and October 2017, Amerop continued to express its interest in refinancing the Prior Notes in various telephone and e-mail communications with Defendant Bush, as a representative of the Special Committee and the “lead director.”

54. Such communications, however, revealed that as of mid-September 2017, the Special Committee had not even engaged a financial advisor and/or banker to assist in the process of refinancing the Prior Notes, and upon information and belief, had not investigated and/or solicited any third-party options to refinance the Prior Notes, despite the Company’s continuing balance sheet insolvency and the impending maturity of the Prior Notes (and $18 million in debt) in less than sixty (60) days.

55. On October 17, 2018, Amerop reiterated its offer to the Special Committee to refinance the Prior Notes in exchange for MusclePharm common stock, as evidenced by a term sheet dated October 17, 2017, which emphasized that Amerop would provide the funds necessary to complete refinancing of the Prior Notes in full, with no financing contingency, by a target closing date of November 3, 2017, five days prior to the Prior Notes’ impeding maturity.

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56. On October 18, 2017, after Defendants Drexler and Casutto had threatened that they would immediately resign if the Special Committee entered into a third-party offer to refinance the Prior Notes, the Special Committee decided to not even consider the Amerop Offer and Term Sheet.

57. Defendant Bush, by email to Leonard P. Wessell III, the principal of Amerop, summarized the Special Committee’s decision to ignore any third-party refinancing proposal, including Amerop’s proposed refinancing, as follows: “[a]s was communicated on our telephone conversation on October 20th, the Special Committee indicated that Mr. Drexler informed it (on October 18th), that he and Brian Casutto, the Executive Vice President of Sales and Operations of the Company, would resign immediately if the Company were to enter into an alternative transaction that involved a third-party refinancing of the [Prior Drexler Notes].”

58. The Special Committee also indicated that it now lacked sufficient time to give the Amerop Offer its due consideration, notwithstanding the fact that Amerop had initially made its Offer on or around September 11, 2017, less than one week after Defendant Drexler had contacted the Board with his refinancing demands on September 5, 2017.

DREXLER’S EMPLOYMENT CONTRACT AND COMPENSATION

59. During the time in which Drexler was entrenching himself in the management of MusclePharm and unlawfully extracting the Amended Note on terms favorable to himself at both the detriment of Plaintiffs and the Company, Drexler was also extracting larger and larger salaries for himself in his various executive roles, despite the Company’s insolvency and financial distress.

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60. Indeed, Drexler’s salary has significantly increased each year since he joined the Company in 2015, such that in 2016, his first full year at the Company, Drexler received a base salary of $466,667, but as of 2018, Drexler has been guaranteed $700,000 in base pay. Drexler has also extracted significant cash bonuses each year since 2015, totaling $1,176,226 through 2017, as well as stock bonuses and options, with a total value of $1,476,200 through 2017.

61. Now, pursuant to an “Amended and Restated Executive Employment Agreement” between MusclePharm and Drexler, dated February 26, 2018, and purportedly effective February 1, 2018 (the “Amended Employment Agreement”), Drexler shall serve as the Company’s President and CEO for at least three-years with automatic 1-year renewals and a base pay of at least $700,000, as well as potential cash performance bonuses of well over one hundred percent (100%) of the base pay.

62. Drexler also negotiated (and the Board apparently approved) a transaction bonus agreement in connection with the Amended Employment Agreement (the “Transaction Bonus Agreement”), by which Drexler is poised to receive yet another windfall distribution of Company property in the case of a successful sale of substantially all of (i) the Company’s assets or (ii) the Company’s outstanding capital stock (a “Qualifying Sale”).

63. Specifically, if (i) a Qualifying Sale occurs, and (ii) Drexler holds at least twenty percent (20%) of the Company’s shares, and (iii) the total purchase price for the Qualifying Sale exceeds $50,000,000, Drexler is entitled to a one-time bonus of no less than ten percent (10%) of the total purchase price, to be paid in (i) cash or (ii) cash and/or other property in the same proportion and of the same type payable to the Company’s common stockholders in connection with the Qualifying Sale.

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64. Between the conversion and the transaction bonus, if and when a Qualifying Sale occurs, Drexler is poised to receive well over seventy percent (70%) of the economics of the sale for himself.

DERIVATIVE AND DEMAND FUTILITY ALLEGATIONS

65. Plaintiffs bring certain of the causes of action, as identified below, derivatively in the right and for the benefit of MusclePharm (the “Derivative Causes of Action”) to redress injuries suffered, and to be suffered, by MusclePharm as a result of the breaches of fiduciary duty and violations of law, as well as the aiding and abetting thereof, by Defendant Drexler in his capacity as the controlling stockholder, officer, and director of Musclepharm; Defendant Casutto in his capacity as an officer and director of MusclePharm; and Defendants Bush and Desmond in their capacities as directors of MusclePharm.

66. Plaintiffs will adequately and fairly represent the interest of MusclePharm and its stockholders in enforcing and prosecuting MusclePharm’s rights.

67. As a result of the facts set forth throughout this Complaint, demand on MusclePharm’s Board of Directors to institute the Derivative Causes of Action against the Director Defendants was not necessary because such a demand would have been a futile and useless act, particularly because no member of the Board - i.e., Drexler, Casutto, Bush, and Desmond - is independent.

68. As an initial matter, Defendant Drexler is the financial beneficiary of the transactions at issue - i.e., the Refinancing, the Amended Employment Agreement, and the Transaction Bonus Agreement - and thus, by definition, cannot be independent (or disinterested).

69. Next, the Company’s proxy statements concede that Defendants Drexler and Casutto are not independent under the NASDAQ listing standards, which are substantially similar to the standards for establishing director independence under Nevada demand futility law.

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70. Even if the Company’s proxy statements failed to concede Casutto’s independence, Casutto, along with Bush and Drexler, are not independent because:

a. Casutto serves as the EVP of Sales and Marketing at Drexler’s pleasure, a position from which he derives the majority, if not the entirety, of his financial livelihood;

b. Bush and Desmond are dominated by and beholden to Drexler, as evidenced by the fact that they failed to even consider a third-party refinancing of the Prior Notes after Drexler threatened to immediately resign should the Company enter into the transaction, such that their approval of the Refinancing demanded by Drexler was all but a foregone conclusion;

c. Casutto, Bush, and Desmond each participated in and/or approved the wrongdoing, in particular in regards to the Refinancing - Casutto by joining Drexler in his threat to immediately resign if the Company entered into a third-party refinancing of the Prior Notes, and Bush and Desmond by acceding to those threats - and thus all face a substantial likelihood of liability and would be reluctant to sue themselves.

REASONABLE DOUBT EXISTS THAT MUSCLEPHARM’S BOARD IS ENTITLED TO BUSINESS JUDGMENT PROTECTION

71. As a result of the facts set forth throughout this Complaint, a reasonable doubt exists that the Director Directors’ approval of the transactions at issue was the product of a valid exercise of business judgment, because Drexler was financially interested in the transactions at issue; neither he nor Casutto are independent as admitted by the Company’s proxy statements; all of Casutto, Bush, and Desmond are dominated by and/or beholden to Drexler; and all of Drexler, Casutto, Bush, and Desmond participated in the wrongdoing, Drexler and Casutto by threating to quit their positions with the Company and Bush and Desmond by acceding to such threats.

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72. If despite such allegations Bush and Desmond are considered independent, Bush and Desmond remained unable to validly exercise their business judgment, because each had an obligation to inform himself, prior to making a business decision, of all reasonably available, material information; however, as Defendant Bush expressly admitted, the Special Committee consciously chose to act on an uniformed basis by not seeking competent, independent advice and by failing to solicit, investigate, and consider third-party refinancing options in alternative to Drexler’s proposed Refinancing. More specifically, the Special Committee:

a. Failed to even consider the Amerop Offer, and upon information and belief, failed in good faith to solicit, investigate, and evaluate any other third-party options to refinance the Prior Notes;

b. Failed, upon information and belief, to retain an independent financial advisor who could have assisted the Special Committee in investigating, soliciting, and/or evaluating third-party options to refinance the Prior Notes, particularly in light of the fact that the Company had no disinterested member of management - e.g., a CFO or PFO - to perform this function; and

c. Failed, upon information and belief, to retain independent counsel because Ropes & Gray LLP had previously served as counsel to the Company and/or the Board, including through Drexler.

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COUNT 1 - APPOINTMENT OF A RECEIVER UNDER NRS 78.650

73. Plaintiffs repeat and re-allege the above paragraphs.

74. Pursuant to NRS 78.650, Nevada provides for the appointment of a receiver over a Nevada corporation whenever, as here, the Company’s directors have been guilty of fraud or collusion or gross mismanagement in the conduct or control of its affairs; the Company’s directors have been guilty of misfeasance, malfeasance or nonfeasance; the Company is unable to conduct the business or conserve its assets by reason of the act, neglect or refusal to function of any of the directors; the Company’s assets are in danger of waste, sacrifice or loss through attachment, foreclosure, litigation or otherwise; the Company has become insolvent; or the Company, although not insolvent, is for any cause not able to pay its debts or other obligations as they mature.

75. Pursuant to NRS 78.650, good cause exists to appoint a receiver because, among other reasons, the Director Defendants’ fraud, collusion, and/or gross mismanagement and/or their misfeasance, malfeasance, and/or nonfeasance, in particular in relation to the Refinancing, Amended Employment Agreement, and Transaction Bonus Agreement, has resulted in the Company not being able to conduct its business and/or conserve its assets; has placed the Company’s assets in danger of waste, sacrifice or loss through attachment, foreclosure, litigation or otherwise; and/or has kept the Company insolvent and/or not able to pay its debts or other obligations as they mature.

76. Moreover, because all Director Defendants are negligent and/or have breached their fiduciary duties, as alleged above, no director may be preferred in the appointment of a receiver.

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COUNT 2 - APPOINTMENT OF A RECEIVER UNDER NRS 78.630

77. Plaintiffs repeat and re-allege the above paragraphs.

78. Pursuant to NRS 78.630, Nevada law provides for the appointment of a receiver, whenever, as here, the Company becomes insolvent, or if its business has been and is being conducted at a great loss and greatly prejudicial to the interest of its stockholders.

79. Pursuant to NRS 78.630(3), because the Company is insolvent and/or its business has been and is being conducted at a great loss and greatly prejudicial to the interests of its stockholders, the Court may appoint a receiver and issue an injunction restraining the Company and its officers and agents from exercising any privileges or franchises and from collecting or paying out any of its estate, money, lands, tenements, or effects, including the distribution of the Company’s stock, cash, and/or other property to Defendant Drexler.

COUNT 3 - APPOINTMENT OF A RECEIVER UNDER NRS 32.010

80. Plaintiffs repeat and re-allege the above paragraphs.

81. Pursuant to NRS 32.010, Nevada law provides for the appointment of a receiver, whenever, as here, a corporation is insolvent or in imminent danger of insolvency.

COUNT 4 - BREACH OF FIDUCIARY DUTY AND AIDING AND ABETTING BREACH OF FIDUCIARY DUTY FOR SELF-DEALING, ENTRENCHMENT, AND GROSS NEGLIGENCE

82. Plaintiffs repeat and re-allege the above paragraphs.

83. By virtue of the Director Defendants’ statuses as directors, officers, and/or controlling stockholders of the Company, the Director Defendants owed MusclePharm and its stockholders the highest fiduciary duties of loyalty, care, good faith, and fair dealing. Moreover, the Director Defendants knew that each of them owed such fiduciary duties.

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84. In pursuing and/or approving the unlawful Refinancing, Amended Note, Amended Employment Agreement, and/or the Transaction Bonus Agreement - including by or under the influence of Drexler and/or Casutto’s threats of resignation, for purposes of and/or the intentional effect of entrenching Drexler, without considering all reasonably available material information and/or for grossly inadequate consideration - each of the Director Defendants breached and/or aided and abetted the other Director Defendants’ breaches of their fiduciary duties of loyalty, care, independence, and good faith and fair dealing.

85. In fact, instead of attempting to refinance the Prior Notes on terms fair and favorable to the Company and its stockholders, based on the investigation and/or solicitation of reasonable alternatives, the Director Defendants spent substantial effort on tailoring the terms of the Refinancing, Amended Employment Agreement, and/or the Transaction Bonus Agreement to meet Drexler’s demands, desires, and threats, further entrenching him as the Company’s Chairman, President, CEO, interim PAO and PFO, controlling stockholder, and largest lender.

86. The Director Defendants engaged in such conduct knowingly, intentionally, and/or with the purpose of perpetuating a fraud upon MusclePharm and its stockholders (including Plaintiffs), and as a result of their gross negligence in failing to act on a fully informed basis.

87. As a result thereof, including a proximate result thereof, MusclePharm and Plaintiffs have been damaged and will continue to suffer damages, and have sustained and will continue to sustain irreparable injury for which it has no adequate remedy at law.

COUNT 5 - BREACH OF FIDUCIARY DUTY AND AIDING AND ABETTING BREACH OF FIDUCIARY DUTY FOR IMPERMISSIBLE DILUTION AND EXPROPRIATION OF PLAINTIFFS’ ECONOMIC VALUE AND VOTING POWER

88. Plaintiffs repeat and re-allege the above paragraphs.

89. By virtue of the Director Defendants’ statuses as directors, officers, and/or controlling stockholders of the Company, the Director Defendants owed Plaintiffs the highest fiduciary duties of loyalty, care, independence, and good faith and fair dealing. Moreover, the Director Defendants knew that each of them owed Plaintiffs such fiduciary duties.

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90. Those fiduciary duties have been violated by the above complained-of conduct, including the approval of the Refinancing and Amended Note, which, by virtue of the conversion right, has the effect of diluting Plaintiffs’ economic value and voting power in their common stockholdings of the Company and expropriating that value for Drexler’s benefit.

91. The Director Defendants engaged in such conduct knowingly, intentionally, and/or with the purpose of perpetuating a fraud upon Plaintiffs and as a result of their gross negligence in failing to act on a fully informed basis.

92. As a result thereof, including a proximate result, Plaintiffs will be harmed, uniquely and individually, to the same extent Drexler is (correspondingly) benefited and have no adequate remedy at law because the dilution in Plaintiffs’ economic value and/or voting power contemplated by Drexler’s imminent conversion under the Amended Note is subject to redress only by prophylactically enjoining Drexler’s ability to convert his Amended Note to MusclePharm common stock.

COUNT SIX - UNLAWFUL DISTRIBUTIONS

93. Plaintiffs repeat and re-allege the above paragraphs.

94. By virtue of the conduct alleged above, including by pursuing and/or approving the unlawful Refinancing and Amended Note, the Director Defendants knowingly, intentionally, and for the purpose of perpetuating a fraud upon MuslePharm and its stockholders (including Plaintiffs), made unlawful distributions to Defendant Drexler at times when the Company was insolvent, in the form of the Amended Note, as well as its so-called “interest” payments and/or the discounted conversion rights.

95. Moreover, the Amended Note, despite it and its underlying prior loans being styled as loans, in reality acted as equity and not debt given that Drexler and the Company did not behave as if they were in a true lender-debtor relationship for the following reasons:

29

a. Repayment of the principal was and remains illusory, as evidenced by the repeated extensions of the maturity dates;

b. The Company was and remains thinly and inadequately capitalized - in fact, it has long been and is still balance sheet insolvent;

c. The Company has no realistic source of funds for repayment;

d. Drexler subordinated his first position security interest to that of another lender;

e. The Company failed to use any of the proceeds of the underlying “loans” for purposes of acquiring capital assets, instead using the proceeds for working capital and/or to pay off other debt;

f. Drexler had the right to appoint two individuals to the Company’s Board of Directors and otherwise shares a unity of interest with the management of the Company by virtue of his own officer and director positions; and

g. Drexler retains the right to convert the purported principal and all accrued and unpaid interest into the Company’s common stock.

96. As a result of such unlawful distributions, including a proximate result thereof, MusclePharm has been damaged and will continue to suffer damages, and has sustained and will continue to sustain irreparable injury for which it has no adequate remedy at law.

COUNT 7 - WASTE OF CORPORATE ASSETS

97. Plaintiffs repeat and re-allege the above paragraphs.

98. By virtue of the conduct alleged above, including by pursuing and/or approving the unlawful Refinancing, Amended Note, Amended Employment Agreement, and/or the Transaction Bonus Agreement for grossly inadequate consideration, the Director Defendants wasted corporate assets.

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99. Moreover, as a result of such misconduct, which the Director Defendants engaged in knowingly, intentionally, and/or for the purpose of perpetuating a fraud upon MusclePharm and its stockholders (including Plaintiffs), the Director Defendants have caused the Company to compensate directors and officers who breached their fiduciary duties and to incur legal liability and/or legal fees and costs to defend their unlawful actions.

100. As a result thereof, including a proximate result thereof, the Company has been damaged and will continue to suffer damages, and has sustained and will continue to sustain irreparable injury for which it has no adequate remedy at law.

COUNT 8 - CONVERSION

101. Plaintiffs repeat and re-allege the above paragraphs.

102. By virtue of the conduct described above, if Defendant Drexler is not enjoined by this Court from exercising his conversion rights under the Amended Note, he will have converted Plaintiffs’ property, and Plaintiffs will be damaged thereby to their direct and corresponding detriment.

103. Cumulatively and/or alternatively, and by virtue of the same conduct described above, if Defendant Drexler is not enjoined by this Court from exercising his conversion rights under the Amended Note, he will have converted the Company’s property, and Plaintiffs and the other non-Drexler stockholders will be damaged thereby.

COUNT 9 - UNJUST ENRICHMENT

104. Plaintiffs repeat and re-allege the above paragraphs.

105. By virtue of the conduct described above, Defendant Drexler was unjustly enriched at the expense of and to the detriment of MusclePharm and its stockholders (including Plaintiffs) as a result of the unlawful Refinancing, Amended Note, Amended Employment Agreement, and/or the Transaction Bonus Agreement.

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106. Defendant Drexler has received and will continue to receive a windfall as a result of the Company entering into the foregoing transactions, including with respect to the “interest” and the discounted conversion rights provided for under the Amended Note.

107. Moreover, if Defendant Drexler is not enjoined by this Court from exercising his conversion rights under the Amended Note, he will have be unjustly enriched, and Plaintiffs will be damaged thereby to their direct and corresponding detriment.

108. Cumulatively and/or alternatively, and by virtue of the same conduct described above, if Defendant Drexler is not enjoined by this Court from exercising his conversion rights under the Amended Note, he will be unjustly enriched at a detriment to the Company, and Plaintiffs and the other non-Drexler stockholders will be damaged thereby.

WHEREFORE, Plaintiffs respectfully request that the Court enter judgment in their favor and against Defendants as follows:

•

A preliminary injunction enjoining Defendant Drexler from exercising the conversion rights under the Amended Note, or cumulatively and/or alternatively, enjoining Defendants from issuing Drexler any common stock of the Company pending the outcome of this lawsuit, and if Plaintiffs’ should ultimately prevail, a permanent injunction for the same;

•

A preliminary injunction enjoining Defendants from turning over to Drexler any so-called “interest” payments under the Amended Note, instead mandating that such payments be held in an escrow and/or trust account pending the outcome of this lawsuit, and if Plaintiffs should ultimately prevail, a permanent injunction prohibiting the payment of any so-called “interest” to Drexler, as well as a disgorgement by Drexler of any monies he received a result of Defendants’ improper conduct;

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•

If Defendant Drexler exercises any conversion right under the Amended Note and Defendants issue Drexler any common stock pursuant to such exercise, a preliminary injunction enjoining Drexler from voting or transferring away the common stock pending the outcome of this lawsuit, and if Plaintiffs should ultimately prevail, a permanent injunction mandating that Drexler return such stock to the Company;

•	If no injunction should issue, damages in an amount to be determined by the trier of fact;

•	The costs and disbursements of this lawsuit, to include attorneys’ fees, accounts’ and experts’ fees, other costs, and expenses; and

•	Such further relief as the Court deems proper and just.

[Signature and Verification On Following Pages]

33

AFFIRMATION

Pursuant to NRS 239B.030, the undersigned hereby affirms this document does not contain the social security number of any person.

Dated this 21st day of August, 2018.

BALLARD SPAHR LLP

By:	/s/ Maria Gall
Abran E. Vigil, Esq.
Nevada Bar No. 7548
Maria A. Gall, Esq.
Nevada Bar No. 14200
Kyle E. Ewing, Esq.
Nevada Bar No. 14051
1980 Festival Plaza Drive, Suite 900
Las Vegas, Nevada 89135

Severin A. Carlson, Esq.
Nevada Bar No. 9373
Tara C. Zimmerman, Esq.
Nevada Bar No. 12146
KAEMPFER CROWELL
50 West Liberty St., Suite 700
Reno, Nevada 89501

Attorneys for Plaintiffs

34

VERIFICATION

I, Todd M. Enright, under penalty of perjury under the law of the State of Nevada, declare as follows:

1. I am a manager of White Winston Select Asset Funds, LLC, a Delaware limited liability company, which is a member of the manager of a Series A and Series B of White Winston Select Asset Fund Series Fund MP-18, LLC, a Delaware limited liability company that has established series and is a plaintiff named in the foregoing complaint.

2. By virtue of my position as a manager of White Winston Select Assets Funds, I am competent to testify as to the matters herein.

3. I have read the foregoing complaint and the contents thereof are true of my own knowledge, except as to those matters stated on information and belief, and as to such matters I believe them to be true.

I declare under penalty of perjury under the law of the State of Nevada that the foregoing is true and correct.

Dated this 18th day of August, 2018.

/s/ Todd M. Enright
Todd M. Enright

35

Exhibit D

Abran E. Vigil, Esq.

Nevada Bar No. 7548

Maria A. Gall, Esq.

Nevada Bar No. 14200

Kyle E. Ewing, Esq.

Nevada Bar No. 14051

BALLARD SPAHR LLP

1980 Festival Plaza Drive, Suite 900

Las Vegas, Nevada 89138

Telephone: (702) 471-7000

Facsimile: (702) 471-7070

vigila@ballardspahr.com

gallm@ballardspahr.com

ewingk@ballardspahr.com

Severin A. Carlson, Esq.

Nevada Bar No. 9373

Tara C. Zimmerman, Esq.

Nevada Bar No. 12146

KAEMPFER CROWELL

50 West Liberty St., Suite 700

Reno, Nevada 89501

Telephone: (775) 852-3900

Facsimile: (775) 327-2011

scarlson@kcnvlaw.com

tzimmerman@kcnvlaw.com

Attorneys for Plaintiffs

IN THE FIRST JUDICIAL DISTRICT COURT OF THE STATE OF NEVADA

IN AND FOR CARSON CITY

WHITE WINSTON SELECT ASSET FUND SERIES FUND MP-18, LLC, WHITE WINSTON SELECT ASSET FUNDS, LLC,

Plaintiffs,

v.

MUSCLEPHARM CORPORATION, RYAN DREXLER, BRIAN CASUTTO, WILLIAM BUSH, JOHN DESMOND, DOES 1-10, ROES 1-10,

Defendants.

Case No. Dept No. EX PARTE APPLICATION FOR TEMPORARY RESTRAINING ORDER AND MOTION FOR PRELIMINARY INJUNCTION

EX PARTE APPLICATION FOR TEMPORARY RESTRAINING ORDER AND MOTION

FOR PRELIMINARY INJUNCTION

Pursuant to Rule 65 of the Nevada Rules of Civil Procedure (“N.R.C.P.”), NRS 33.010, and FJDCR 18(5), Plaintiffs White Winston Select Asset Fund Series Fund MP-18, LLC, and White Winston Select Asset Funds, LLC, move this Court for an ex parte temporary restraining order (“TRO”) and preliminary injunction. Specifically, Plaintiffs seek to enjoin:

•

Defendant Ryan Drexler from converting the insider “debt” he holds against Defendant MusclePharm Corporation (“MusclePharm” or the “Company”) into shares of the Company’s common stock in order to become its majority stockholder; and/or

•	The Company and its Board of Directors from issuing such conversion shares to Drexler.

Drexler is the Company’s Chairman, President, Chief Executive Officer, interim Principal Accounting Officer, interim Principal Financial Officer, and its largest lender. He is also a controlling—albeit not (yet) a majority—stockholder. Drexler’s right to convert the “debt” he holds into the Company’s common stock results from the Company’s issuance of an $18 million amended promissory note that restructured three prior loans from Drexler on the eve of their maturity.

The amended note was not the product of an arms-length negotiation, and its terms are unfair to both Plaintiffs and the Company’s other stockholders. It was approved by a special committee of directors that—instead of exercising independent judgment—bowed to Drexler’s threats and demands, including by rejecting an offer that would have eliminated the debt entirely and mitigated the Company’s insolvency and financial distress. The special committee also failed to investigate, solicit, and/or evaluate any other options to refinance the prior loans.

Their actions have permitted Drexler to further entrench himself in the Company, at a direct, imminent, and irreparable cost to Plaintiffs and the Company’s other common stockholders, who, upon Drexler’s conversion of “debt” to equity will lose the economic value and voting power in their shares of the Company’s common stock. In short, Plaintiffs will be further disenfranchised from having a voice in the management of the Company if this Court does not act to enjoin Drexler’s ability to exercise the conversion at any time with no advance notice to the Company or its stockholders.

This Ex Parte Application and Motion is supported by the Memorandum of Points and Authorities below; the pleadings and papers on file herein, including the Verified Complaint; the declaration of Leonard P. Wessell III, attached hereto as Exhibit 1; the declaration of Maria A. Gall, Esq., attached hereto as Exhibit 2; and any oral argument(s) the Court may order.

MEMORANDUM OF POINTS AND AUTHORITIES

I. INTRODUCTION

Plaintiff White Winston Select Asset Fund Series Fund MP-18, LLC (the “Series Fund”), is a Delaware limited liability company that has established series, including Series A and Series B of the Fund. Compl. ¶ 1(a). The Series Fund is a MusclePharm stockholder, holding 2,927,677 shares of MusclePharm stock between Series A and Series B and ~19.4% of the Company’s economic value and voting power. Compl. ¶ 1(a). The Series Fund is managed by Plaintiff White Winston Select Asset Funds, LLC (together with the Series Fund, “White Winston”). Compl. ¶ 1(b).

Defendant MusclePharm is a publicly traded Nevada corporation, with shares listed on the OTC Markets Group, Inc.’s over-the-counter “OTCQB” exchange. Compl. ¶ 2(a). MusclePharm purports to be a scientifically driven, performance lifestyle company that develops, markets, and distributes branded nutritional supplements. Compl. ¶ 2(a). Despite a globally recognized and well-respected brand, MusclePharm’s financial performance for the past three years has been a disaster—revenues have declined ~$64.8 Million since 2015, while the Company posts net losses in the millions (or tens of millions) quarter after quarter, year after year. Compl. ¶¶ 10–11. The stock price has suffered correspondingly, declining nearly 80% since mid-2015. Compl. ¶ 9.

MusclePharm, founded in 2008, was experiencing year-after-year growth for the better part of a decade. Indeed, by the beginning of 2015, the Company featured a full and diverse “C-Suite” and an experienced board of directors (the “Board”). That, however, was before Defendant Drexler took an active investment in MusclePharm in early 2015, inserted himself into the governance, management, and other affairs of the Company, and initiated a (now evident) coup. Today, the Company is managed totally and exclusively by Drexler, for his benefit and at his pleasure, and to the detriment of all its other constituents. See generally Compl.

Defendant Drexler serves as the Company’s Chairman of the Board, President, Chief Executive Officer (“CEO”), interim Principal Accounting Officer (“PAO”), and interim Principal Financial Officer (“PFO”). Compl. ¶ 2(b). He is also, by far, the Company’s largest lender, holding an $18 million promissory note executed in his favor (the “Amended Note”), which is the result of a refinancing of three prior “loans” Drexler made to the Company in 2015, 2016, and 2017. Compl. ¶ 12. Defendant Brian Casutto, MuclePharm’s EVP of Sales and Marketing and one of its four directors, is the only other person identified as an officer in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”). Compl. ¶ 2(c). Meanwhile, Defendants William Bush and John Desmond constitute the Company’s remaining directors, and together with Drexler and Casutto, are referred to herein as the “Director Defendants.” Compl. ¶¶ 2(d) & 2(e).

The Amended Note is convertible into (at least) 16,216,216 shares of MusclePharm common stock1 in Drexler’s sole discretion at any time and without any advance notice to MusclePharm or its stockholders. Compl. ¶¶ 45(d); Amended Note, attached hereto as Exhibit 3. Drexler’s ability to exercise the conversion is thus imminent, and upon doing so, he will gain voting control of the Company overnight, going from a stockholder possessing ~15% of MusclePharm voting power to one possessing ~60% of MusclePharm voting power, and thereby irreparably diluting the economic value and voting power Plaintiffs and the other common stockholders hold in the Company. Compl. ¶ 14. Indeed, Drexler has taken over the governance, management, and investor roles of the Company. If he is not enjoined, he will soon (and could at any moment) become its controlling stockholder, the Fait Accompli in his coup for control of MusclePharm.

However, as set forth herein there can be no reasonable question that Drexler and the other directors violated their fiduciary duties of good faith, fair dealing, loyalty, and care by pursuing and approving the Amended Note because:

•

The special committee of the Board that approved the Amended Note—Bush and Desmond (the “Special Committee”)—breached its duty of loyalty when it explicitly refused to consider at least one favorable third-party financing after Defendants Drexler and Casutto threatened to resign as directors and officers if the Company entered into a third-party financing of the prior loans; at this point the special committee—to the extent it was ever independent—no longer enjoyed independence from Drexler, who stood on both sides of transaction;

•

The Special Committee also breached its fiduciary duty of care to consider all reasonably available information prior to approving the Amended Note, including by in good faith soliciting, investigating, and/or evaluating third-party options to refinance the note, in a timely manner, and by retaining independent counsel and an independent financial advisor to assist the Committee in its process;

•

The Amended Note is, thus, the product of a fraud perpetuated by both Drexler and MusclePharm’s other directors in breach of their fiduciary duties of fair dealing, good faith, loyalty, and care—a fraud designed to further entrench Drexler in the management and affairs of the Company and impermissibly dilute and expropriate Plaintiffs’ economic value and voting power for Drexler’s benefit and enjoyment;

•

The Amended Note, its attendant Conversion right, and the predatory interest rates it contemplates, also constitute waste and an unlawful distribution to a stockholder by an insolvent company in violation of NRS 78.288.

[1]	This is approximately 1 million more shares than are currently issued and outstanding.

The results of the Director Defendants’ violations of their fiduciary duties are significant and irreparable. If Drexler is allowed to convert his Amended Note to stock upon demand, he will not only control the Company’s management and directors, he will also control MusclePharm’s stockholders via his ability to initiate and approve virtually any stockholder action by his sole written consent. What makes the Director Defendants’ violations worse is that the Company never had to enter into the Amended Note. Amerop Holdings, Inc. (“Amerop”),2 had offered to mitigate the Company’s insolvency and refinance the prior notes by paying MusclePharm the $18 million in principal purportedly owed to Drexler plus any accrued and unpaid interest in exchange for common stock at a price of $1.96 per share, which was at a significant premium to the $1.37 per share at which the stock was trading at the time. Compl. ¶¶ 51–55; Ex. 1, Declaration of Leonard Wessell III (“Wessell Decl.”) at ¶ 6 & Ex. C., thereto. The Special Committee, however, rejected this offer—not because there was a more favorable offer on the table—but because Drexler threatened to immediately resign if the Company entered into a third-party refinancing of his prior loans. See Compl. ¶¶ 56–57, below; Ex. 1, Wessell Decl. at ¶¶ 3–7 & Exs. A–D, thereto.

Plaintiffs move for the TRO ex parte because it is a near certainty that Drexler would exercise his conversion right upon learning of Plaintiffs’ efforts to restrain his actions. Ex. 2, Declaration of Maria A. Gall, Esq. (“Gall Decl.”) at ¶ 5. Once Drexler exercises the Conversion—which he can do at any time upon demand—he will be in a position as the Company’s majority stockholder to unilaterally initiate and approve all extraordinary corporate actions requiring stockholder approval, including amendments to the Company’s articles of incorporation and bylaws, as well as a sale and/or merger of the Company. Ex. 2, Gall Decl. at ¶ 7. Drexler will also be able to block the removal of directors by the Company’s other stockholders, while at the same time appointing directors at his whim. Ex. 2, Gall Decl. at ¶ 7.

[2]	Amerop is a beneficial owner of 1,463,839 shares of MusclePharm common stock. Compl. ¶ 1(a).

Moreover, once Drexler exercises his conversion rights (the “Conversion”), he will have triggered the requisite stockholding requirement of a transaction bonus agreement he negotiated with the Company in connection with his amended employment agreement; the transaction bonus agreement provides Drexler a significant bonus valued at least at least $5 million should the Company engage in a sale of substantially all of the Company’s assets or outstanding capital stock. Ex. 2, Gall Dec. at ¶ 8. That being the case, there is no reason why Drexler would not deplete the assets of the Company for his own benefit (and to the detriment of Plaintiffs) during the pendency of this lawsuit, including by potentially selling the Company, causing the Company to merge, or otherwise disposing of the Company’s assets on terms favorable to himself and onerous to the other stockholders—as Drexler has already demonstrated a propensity for doing. Ex. 2, Gall Decl. at ¶ 9.

Such actions are essentially immune to unwinding or rescission and would cause irreparable harm to Plaintiffs; if the Court does not enjoin Drexler now, Plaintiffs will have no opportunity to come back to this Court to seek injunctive relief, as Drexler can do all of the things described above and set forth further herein not only unilaterally, but without notice to either the Company or its stockholders. Ex. 2, Gall Decl. at ¶ 10. Moreover, the Conversion will not only have the effect of consolidating and increasing Drexler’s voting power, it will have the effect of decreasing Plaintiffs’ voting power from ~19.4% to that of ~9.4%, thereby further diluting Plaintiffs’ voice in the Company, as well as eliminating their ability to maintain their application for the appointment of a receiver under NRS 78.650 and 78.630. Ex. 2, Gall Decl. at ¶ 11. Accordingly, an ex parte order is necessary to maintain the status quo and ensure the further prosecution of this lawsuit will not be rendered fruitless. Ex. 2, Gall. Decl. at ¶ 12.

II. RELEVANT FACTS

The facts leading up to the unlawful Refinancing of Drexler’s Prior Notes are set forth in great detail below. In setting forth this lengthy background, Plaintiffs request the Court’s indulgence, but such facts frame Drexler’s entrenchment in the Company’s affairs and explain how he wielded his influence upon the other Director Defendants to use the Company for his personal, financial benefit, including at times when the Company was insolvent and in financial distress. All of this is thus essential to understanding the unlawful nature of the Director Defendants’ actions, which resulted in an entirely unfair transaction that will irreparably dilute the economic value and voting power of the shares held by Plaintiffs and the other common stockholders.

A. The Set Up: Drexler Is Entrenched In The Company’s Management

As of April 30, 2015, MusclePharm had a full and varied executive suite comprised of a separate CEO, President, Chief Financial Officer (“CFO”), Chief Operating Officer (“COO”), and Executive Vice President. Compl. ¶ 18. Moreover, as of April 30, 2015, the Company’s Board of Directors was composed of six persons: two of the aforementioned officers and four independent directors, Michael Doran, Daniel McClory, Gregory Macosko, and Andrew Lupo. Compl. ¶ 19. Indeed, on or about April 30, 2015, MusclePharm filed a Schedule 14A Definitive Proxy Statement (the “April 2015 Proxy Statement”) with the SEC, in which the Company announced an annual meeting scheduled for June 24, 2015, at 11:00 a.m. and recommended that MusclePharm’s stockholders vote “for” each of the then-current directors. Compl. ¶ 20.3

[3]

The Court can take judicial notice of and consider unattached evidence on which the Complaint relies, such as the April 2015 Proxy Statement and other SEC filings, and Plaintiffs request that it do so for purposes of this Ex Parte Application and Motion. See NRS 47.130 (“The facts subject to judicial notice are facts in issue or fact from which they may be inferred. A judicially noticed fact must be . . . [c]apable of accurate and ready determination by resort to sources whose accuracy cannot reasonably be questioned, so that the fact is not subject to reasonable dispute”); N.R.C.P. 10(c) (“A copy of any instrument which is an exhibit to a pleading is a part thereof for all purposes); Baxter v. Dignity Health, 357 P.3d 927, 930 (Nev. 2015) (A court “may also consider unattached evidence on which the complaint necessarily relies if: (1) the complaint refers to the document; (2) the document is central to the plaintiffs claim; and (3) no party questions the authenticity of the document”). See also Dreiling v. Am. Express Co., 458 F.3d 942, 946 n.2 (9th Cir. 2006) (noting that the court “may consider documents referred to in the complaint or any matter subject to judicial notice, such as SEC filings.”)

MusclePharm’s SEC filings may be obtained online through EDGAR at the following URL: https://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001415684&type=&dateb=&owner=include&count=40.

However, a few weeks later, on or about May 20, 2015, Drexler caused his private investment company, Consac, LLC (“Consac”), to file a Schedule 13D Beneficial Ownership Statement with the SEC, which indicated that Consac acquired approximately 1 million shares in the sixty days prior to filing the May 2015 Consac Ownership Statement. Compl. ¶ 21. Nearly concurrently, MusclePharm’s Board of Directors suddenly changed course from the recommendations and statements it made in the April 2015 Proxy Statement, filed only three weeks prior, and radically recomposed itself. Compl. ¶ 22. By way of a May 28, 2015, Form 8-K Current Report filed with the SEC (the “May 2015 Current Report”), the Company announced that it had adjourned its 2015 annual meeting of stockholders and made the following changes to the Board’s composition: Messrs. McClory, Macosko, and Lupo had resigned from the Board of Directors effective May 21, 2015, with no explanation by the Company for their departures, and Noel Thompson, Stacey Jenkins, and Defendant Bush had been appointed to the Board. Compl. ¶ 22.

On or about June 25, 2015, MusclePharm filed a Form 8-K Current Report (the “June 2015 Current Report”) indicating that the Board had expanded to seven seats and appointed Defendant Drexler—an outsider to the Company—as the seventh director, concurrently electing him Chairman of the Board. Compl. ¶ 23. On or about July 15, 2015, Defendant Drexler caused Consac to file a Schedule 13D/A Amended Statement with the SEC, indicating that he had caused Consac to increase its equity position in MusclePharm’s common stock for total Consac direct ownership and Drexler indirect beneficial ownership of 1,499,408 shares. Compl. ¶ 24.

Thereafter, Drexler—already the Chairman of the Board—convinced the Board that he should manage MusclePharm’s day-to-day affairs as the Company’s Executive Chairman with all the duties of the Company’s CEO. Compl. ¶ 25. In the next several months, Drexler would become even further entrenched in the Company’s management, first as its interim CEO and then as its President and (permanent) CEO. Compl. ¶ 26. However, this consolidation of power in Drexler as the Company’s Chairman, President, and CEO, appears to have triggered the repeated and unexplained departures of the Company’s directors and financial executives, such as the CFO and PFO. Compl. ¶ 27.4

Indeed, in one year’s time, MusclePharm turned over no less than four chief and/or principal financial officers. Plaintiffs believe that they were all terminated by Drexler or terminated at his behest, including potentially because each, in his role as CFO and/or PFO, sought to implement standard controls and management reporting procedures concerning the Company’s finances. Compl. ¶ 28. Indeed, after the unexplained departure of the fourth CFO and/or PFO, the Board appointed Drexler to take over the Company’s financial management, in addition to his multiple executive management roles, making Drexler interim PAO and PFO. Compl. ¶ 29.

[4]

For instance, by around June 27, 2016, the Board had reduced its capacity to four seats, maintaining only Drexler, Bush, Doran, and Jenkins as directors. Compl. ¶ 27(a). By around September 15, 2016, John Price had departed as the Company’s CFO, with no explanation by the Company for his departure. Compl. ¶ 27(b). By around December 1, 2016, Peter Lynch had become the Company’s new CFO, PAO, and PFO; however, around two weeks later, Stacey Jenkins resigned from the Board of Directors, with no explanation by the Company for his departure. Compl. ¶ 27(c). By around March 15, 2017, Peter Lynch too had departed as the Company’s CFO, PAO, and PFO, with no explanation by Company for his departure. Compl. ¶ 27(d). Upon Peter Lynch’s departure, Douglas West, formerly MusclePharm’s Vice President of Finance and Administration, became the Company’s interim PAO and PFO. Compl. ¶ 27(e). By around June 7, 2017, Michael Doran resigned from the Board of Directors, with no explanation by the Company for his departure. Compl. ¶ 27(f). At this point (on or about June 7, 2017), the entire Board had turned over since Drexler’s appointment as its Chairman, with the exception of Defendant Bush, who was appointed to the Board less than a month prior to Drexler’s appointment as Chairman. Compl. ¶ 27(f). By around July 7, 2017, the Board—i.e., Drexler and Bush—had appointed Defendant Casutto as a management director and Defendant Desmond as a so-called “independent” director. By this time, though, Douglas West had departed as the Company’s interim PAO and PFO, with no explanation by the Company for his departure. Compl. ¶ 27(g). Upon Mr. West’s departure, Paul Anton became the Company’s interim PAO and PFO, but by on or around September 15, 2017, Mr. Anton had also departed, with no explanation by the Company for his departure. Compl. ¶ 27(h).

Since that time, MusclePharm has apparently failed to appoint a permanent CFO, COO, CAO, PAO, or PFO, permitting Drexler unfettered control over the Company’s executive management, including its C-Suite, and its internal financial controls. Compl. ¶ 30. Moreover, the Company has provided no indication of who is fulfilling the duties of the Company’s other officers, as those officers and their roles are defined in the Company’s Second Amended and Restated Bylaws (the “Bylaws”) and/or required by NRS Chapter 78, including that of Treasurer and Secretary. Compl. ¶ 31.

B.	The Waste: Under Drexler’s Reign, The Company Becomes Insolvent, Destroying Stockholder Value, But Allowing Drexler to Make Costly Loans To Become Its Largest Lender

At the same time Drexler was entrenching himself in the Company’s management, Drexler caused the Company to the stop all activities that would help grow its revenue stream, such as research and development of new products, leading the Company to rely on loans instead of revenue. Indeed, Drexler secured a position as the Company’s largest “lender,” eventually at a tune of $18 million by way of three costly “loans.” Compl. ¶¶ 32–42. By the time Drexler made his final “loan,” the Company’s total equity market capitalization was, by comparison, only ~$26 million. Compl. ¶ 32.

In other words, by July 2017, Drexler held approximately 40% of the Company’s value by way of the $18 million purported “debt.” Compl. ¶ 32. That “debt,” now reflected by the Amended Note, provides Drexler over $500,000 in quarterly interest payments—on top of the $700,000 he is guaranteed in base salary, plus more than that in available cash bonuses.5 Compl. ¶¶ 14, 60, 61; Ex. 3, Amended Note; Amended and Restated Executive Employment Agreement, attached hereto as Exhibit 4. Indeed, MusclePharm has already paid Drexler over $1 million in interest payments for 2018, including well over $500,000 in cash payments, despite the Company being insolvent and financially distressed. See MusclePharm Form 10-Q for the Quarterly Period Ended June 20, 2018 (filed Aug. 14, 2018), attached hereto as Exhibit 5.

1.	Loan #1: The 2015 Convertible Note for $6 Million

Approximately five months after Drexler was appointed Chairman of the Board, Drexler “loaned” MusclePharm $6 million in exchange for a “Convertible Secured Promissory Note,” dated December 7, 2015 (the “2015 Convertible Note”). Compl. ¶ 33; 2015 Convertible Note, attached hereto as Exhibit 6. According to the terms of the 2015 Convertible Note:

•	The principal sum was not due and payable until January 15, 2017;

•

The principal was to accrue interest at a rate of eight percent (8%) per annum or ten percent (10%) per annum in the event of a default, accruing daily, with all interest to be paid on the purported maturity date;

•	Drexler could, at any time and in his sole discretion, convert his total indebtedness into common stock at a rate of $2.30 per share;

•

The Company had a right to prepay the 2015 Convertible Note but could only prepay upon sufficient notice to Drexler for him to first convert any outstanding principal and interest to MusclePharm common stock;

•	Drexler had the right to designate two directors; and

•	The proceeds were to be used to fund the Company’s working capital.

Compl. ¶ 33; Ex. 6, 2015 Convertible Note. The 2015 Convertible Note was secured in Drexler’s favor by a separate “Security Agreement,” dated December 7, 2015, which provided Drexler with a “lien on and security interest in all of the assets and properties of the Company,” subordinated, however, to the Company’s then indebtedness to ANB Bank and its assignees. Compl. ¶ 34.

[5]

Drexler’s salary has significantly increased each year since he joined the Company in 2015, such that in 2016, his first full year at the Company, Drexler received a base salary of $466,667, but as of 2018, Drexler has been guaranteed $700,000 in base pay. Drexler has also extracted significant cash bonuses each year since 2015, totaling $1,176,226 through 2017, as well as stock bonuses and options, with a total value of $1,476,200 through 2017. Compl. ¶ 60–61.

Drexler and MusclePharm amended the 2015 Convertible Note on January 14, 2017, one day prior to its original maturity date of January 15, 2017. Compl. ¶ 35. According to the terms of such amendment, the maturity date was extended from January 15, 2017, to November 8, 2017, and the interest rate was increased to ten percent (10%) per annum, while the default interest rate was increased to twelve percent (12%) per annum. Compl. ¶ 35. MusclePharm was indisputably balance sheet insolvent at the time it entered into the amendment to the 2015 Convertible Note, given that the Company’s liabilities far exceeded its assets.6 Compl. ¶ 36.

2.	Loan #2: The 2016 Convertible Note for $11 Million

On or about November 8, 2016, a mere two months prior to the original January 15, 2017, maturity date of the 2015 Convertible Note (i.e., Loan #1), Drexler “loaned” MusclePharm another $11 million in exchange for a “Convertible Secured Promissory Note,” dated November 8, 2016 (the “2016 Convertible Note”). Compl. ¶ 37; 2016 Convertible Note, attached hereto as Exhibit 7. According to the terms of the 2016 Convertible Note:

•	The principal sum was not due and payable until November 8, 2017;

•	The principal was to accrue interest at a rate of ten percent (10%) per annum or twelve percent (12%) per annum during an event of default, accruing daily, with all interest to be paid at maturity;

•	Drexler could, at any time, convert the total indebtedness into shares of MusclePharm common stock at $1.83 per share;

[6]

MusclePharm Form 10-K for the fiscal year ended December 31, 2016 (filed Mar. 15, 2017), available at https://www.sec.gov/Archives/edgar/data/1415684/000141568417000012/mslp201610k.htm; MusclePharm Form 10-Q for the quarterly period ended March 31, 2016 (filed May 10, 2016) available at https://www.sec.gov/Archives/edgar/data/1415684/000119312516585724/d127798d10q.htm.

•	The Company had a right to prepay the 2016 Convertible Note but could only prepay upon sufficient notice to Drexler for him to first convert any outstanding principal and interest to common stock; and

•	The proceeds were to be used to pay a settlement with FHG Corporation.

Compl. ¶ 37; Ex. 7, 2016 Convertible Note.

The 2016 Convertible Note was secured in Drexler’s favor by a separate “Amended and Restated Security Agreement,” also dated November 8, 2016, which provided Drexler with “a continuing Lien on and a continuing first priority security interest in and lien and mortgage on all of Grantor’s and Grantor’s subsidiaries’ right, title, and interest in each and all of its assets and properties, wherever the same may be now or hereafter located.” Compl. ¶ 38. MusclePharm was indisputably balance sheet insolvent at the time it issued the 2016 Convertible Note, given that the Company’s liabilities far exceeded its assets.7 Compl. ¶ 39.

3.	Loan #3: The 2017 Demand Note for $1 Million

Approximately seven months after entering into the 2016 Convertible Note and six months after entering the Amendment to the 2015 Convertible Note to extend its maturity date (i.e., Loans Nos. 1 & 2), Drexler purportedly “loaned” MusclePharm another $1 million in exchange for a “Secured Demand Promissory Note,” dated July 27, 2017 (the “2017 Demand Note”). Compl. ¶ 40; 2017 Demand Note, attached hereto as Exhibit 8. According to the terms of the 2017 Demand Note:

•	The principal sum was not due and payable until such time as Drexler made demand for repayment pursuant to the terms of the note;

[7]

See MusclePharm Form 10-Q for the quarterly period ended September 30, 2016 (filed Nov. 9, 2016), available at https://www.sec.gov/Archives/edgar/data/1415684/000141568416000018/mslpq310q.htm; MusclePharm Form 10-K for the fiscal year ended December 31, 2016 (filed Mar. 15, 2017), available at https://www.sec.gov/Archives/edgar/data/1415684/000141568417000012/mslp201610k.htm.

•	The principal was to accrue interest at a rate of fifteen percent (15%) per annum, with interest to be paid upon demand for repayment of the note in its entirety; and

•	The Company had a purported right to prepay the 2017 Demand Note in whole or in part upon at least fifteen days advance written notice to Drexler.

Compl. ¶ 40; Ex. 8, 2017 Demand Note.

The 2017 Demand Note was secured in Drexler’s favor by a separate “Second Amended and Restated Security Agreement,” also dated July 27, 2017, which provided Drexler with “a continuing Lien on and a continuing first priority security interest in and lien and mortgage on all of [MusclePharm and its subsidiaries’] right, title, and interest in each and all of its assets and properties.” Compl. ¶ 41. MusclePharm was indisputably balance sheet insolvent at the time it issued the 2017 Demand Note, given that the Company’s liabilities far exceeded its assets.8 Compl. ¶ 42.

C.	The Unlawful Distribution: The Company Enters Into the Amended Note At A Time When It Was (And Had Long Been) Insolvent

On or about September 5, 2017—less than 6 weeks after purportedly “loaning” the Company $1 million pursuant to the 2017 Demand Note—Drexler, through his counsel, wrote to MusclePharm, through its counsel, to discuss a potential restructuring of the 2015 Convertible Note, the 2016 Convertible Note, and the 2017 Demand Note (collectively, the “Prior Notes”). Compl. ¶ 43; Letter from George W. Shuster, Jr. of WilmerHale to Michael Littenberg of Ropes & Gray LLP (Sept. 5, 2017) (the “September 5 Letter”), attached hereto as Exhibit 9, attached as Ex. 99.1 to MusclePharm Form 8-K dated September 6, 2017. In his letter, Drexler (i) recognized that MusclePharm was unlikely to be able to pay the obligations to come due on the Prior Notes in approximately 60 days from its projected cash on hand and other liquid assets and (ii) offered to explore a restructuring of the Prior Notes on certain identified terms. Compl. ¶ 44; Ex. 9, September 5 Letter.

[8]

See MusclePharm Form 10-K for the quarterly period ended June 30, 2017 (filed Aug. 14, 2017) available at https://www.sec.gov/Archives/edgar/data/1415684/000165495417007553/mslp_10q.htm; MusclePharm Form 10-K for the quarterly period ended September 30, 2017 (filed Nov. 14, 2017), available at https://www.sec.gov/Archives/edgar/data/1415684/000165495417010650/mslp_10q.htm.

In response to Drexler’s offer, the Board formed the Special Committee of purportedly independent directors Bush and Desmond. Compl. ¶ 45. The Special Committee readily agreed to the Amended Note and following windfall terms demanded by Drexler:

•

The Company would (and did) make a one-time cash payment of all interest accrued and unpaid under the Prior Notes as of the date of the Refinancing; this resulted in an immediate distribution of cash to Drexler of approximately $2.2 million immediately prior to and/or following the closing of the Refinancing, at a time when the Company was insolvent and in an amount that is over double the amount Drexler had “loaned” to the Company only months prior under the 2017 Demand Note;

•	The interest rates on the Prior Notes would be (and were) raised to twelve percent (12%) per annum or fourteen percent (14%) per annum following an event of default;

•	The Company would (and did) start paying the increased interest periodically;

•

The $18 million of principal indebtedness would be convertible into MusclePharm common stock at a discounted conversion rate of $1.11 per share, resulting in a total conversion of at least 16,216,216 shares of common stock, as opposed to only approximately 8,619,623 shares of common stock under the significantly higher conversion rates originally provided in the 2015 and 2015 Convertible Notes;

•

There would be an “event of default redemption premium,” under which any amount of principal and interest due and payable under the Amended Note would be increased by a factor of 5% following an event of default, including that due for purposes of conversion to common stock.

Compl. ¶ 45. See also Ex. 3, Amended Note; Ex. 9, September 5 Letter.

By virtue of the Amended Note extending Drexler’s conversion rights to all $18 million of the principal indebtedness under the Prior Notes and lowering the effective conversation rate to $1.11 per share (from approximately $1.97 per share at a mixed conversion rate), the Special Committee unlawfully approved the issuance of 7,596,593 additional shares of MusclePharm common stock to Drexler, or approximately 51.6% of the 14,731,667 shares of common stock outstanding as of May 1, 2018. Compl. ¶ 46.

The dilutive effect of the conversion is particularly egregious when considering the following:

•

Prior to the Refinancing and resulting Amended Note, Drexler could at any time beneficially own 10,876,766 shares of MusclePharm common stock, if he had exercised all of his conversion rights under the 2015 and 2016 Convertible Notes, representing ~45.2% of the fully-diluted MusclePharm shares issued and outstanding (i.e., the number of shares that would be issued and outstanding as if Drexler converted all of his convertible debt immediately prior to the Refinancing, including the newly issued converted shares); but

•

As a result of the Refinancing and resulting Amended Note, Drexler can now at any point own 18,297,548 shares of MusclePharm common stock, when he exercises his conversion rights under the Amended Note, representing ~58.5% of the fully-diluted MusclePharm shares issued and outstanding (i.e., the number of shares that would be issued and outstanding as if Drexler converted all of his convertible debt immediately prior to the Refinancing, including the newly issued converted shares).

Compl. ¶ 47. In other words, the Refinancing effected a change of control— under the Amended Note, Drexler holds the right to convert to substantially more than a majority of the voting power of the Company’s common stock, while under the Prior Notes, Drexler held only the right to convert to less than a majority of the voting power. Compl. ¶ 48.

D.	The Breach and Execution: The Directors Approve The Amended Note Without Full Information And After Drexler Threatens to Immediately Quit

The Special Committee acceded to Drexler’s demands in respect of the Refinancing and Amended Note while refusing to in good faith to solicit, investigate, and/or evaluate alternative, third-party financing options, including that made by Amerop Holdings, Inc. Comp. ¶ 50. Indeed, on or about September 11, 2017, Amerop wrote MusclePharm’s Board a letter stating that Amerop was ready, willing, and able to refinance the Prior Notes by paying MusclePharm the $18 million in principal purportedly owed to Drexler plus any accrued and unpaid interest in exchange for MusclePharm common stock at a price of $1.96 per share, approximately the mixed conversion rate under the 2015 and 2016 Convertible Notes. Compl. ¶ 51; Ex. 1, Wessell Decl. at ¶ 6 & Ex. C, thereto. Amerop further advised the Board that it had “repeatedly indicated an interest to Mr. Drexler to further invest in MusclePharm.” Compl. ¶ 52; Ex. 1, Wessell Decl. at ¶ 6 & Ex. C, thereto.

Over the course of the remainder of September and October 2017, Amerop continued to express its interest in refinancing the Prior Notes in various telephone and e-mail communications with Defendant Bush, as a representative of the Special Committee and the “lead director.” Compl. ¶ 53. Such communications, however, revealed that as of mid-September 2017, the Special Committee had not even begun to solicit, investigate, or evaluate options to refinance the Prior Notes, or engaged a financial advisor and/or banker to assist in that process, despite the Company’s insolvency and the impending maturity of the Prior Notes (and $18 million in debt) in less than 60 days. Compl. ¶ 54.

Nevertheless, on October 17, 2018, Amerop reiterated its offer to the Special Committee to refinance the Prior Notes in exchange for MusclePharm common stock, as evidenced by a term sheet dated October 17, 2017, which emphasized that Amerop would provide the funds necessary to complete refinancing of the Prior Notes in full, with no financing contingency, by a target closing date of November 3, 2017, five days prior to the Prior Notes’ impending maturity. Compl. ¶ 55; Ex. 1, Wessell Decl. at ¶¶ 4-5 & Ex. B, thereto.

On October 18, 2017, the very next day, the Special Committee decided to not even consider the Amerop Offer, because Defendants Drexler and Casutto had on that same day threatened that they would immediately resign as directors and officers of MusclePharm if the Special Committee entered into a third-party transaction to refinance the Prior Notes. Compl. ¶ 57; Ex. 1, Wessell Decl. at ¶ 8 & Ex. E, thereto. Defendant Bush, by email to Leonard P. Wessell III, the principal of Amerop, summarized the Special Committee’s decision to ignore any third-party refinancing proposal, including Amerop’s proposed refinancing, as follows:

As was communicated on our telephone conversation on October 20th, the Special Committee indicated that Mr. Drexler informed it (on October 18th), that he and Brian Casutto, the Executive Vice President of Sales and Operations of the Company, would resign immediately if the Company were to enter into an alternative transaction that involved a third-party refinancing of the [Prior Drexler Notes.

Compl. ¶ 58; Ex. 1, Wessell Decl. at ¶ 8 & Ex. E, thereto. The Special Committee also indicated that it now lacked sufficient time to give the Amerop Offer its due consideration, notwithstanding the fact that Amerop had initially made its offer on or around September 11, 2017, less than one week after Defendant Drexler had contacted the Board with his refinancing demands on September 5, 2017. Compl. ¶ 58; Ex. 1, Wessell Decl. at ¶ 8 & Ex. E, thereto.

At this point, the Special Committee—whose independence had clearly been tainted by Drexler—was in no position to make any decision with respect to the refinancing of the Amended Note, much less a fully informed decision. Nevertheless, on or about November 3, 2017, MusclePharm and Drexler entered into the Refinancing of all three Prior Notes, including on the foregoing terms demanded by Drexler and with the foregoing dilutive effects known and intended by the Director Defendants. Compl. ¶ 49.

III.	LEGAL STANDARD

Article 6, Section 6 of the Nevada Constitution specifically grants the district courts power to issue writs of injunction. The basis for granting injunctive relief is in equity. See Sherman v. Clark, 4 Nev. 138 (1868). The granting of restraining orders or injunctions is a matter of discretion. See Coronet Homes Inc. v. Mylan, 442 P.2d 901, 902 (Nev. 1968); Thorn v. Sweeney, 12 Nev. 251 (1877).

The Nevada Rules of Civil Procedure recognize three types of injunctive orders: (i) temporary restraining orders, (ii) preliminary injunctions, and (iii) permanent injunctions. See N.R.C.P. 65. The purpose of a temporary restraining order is to prevent immediate and irreparable harm until the parties can be heard on a motion for preliminary injunction. Accordingly, N.R.C.P. 65 and NRS 33.010 govern the issuance of temporary restraining orders and the Rules of Practice for the First Judicial District specifically contemplate the issuance of an ex parte order under appropriate circumstances. See FJDCR 18. In the meantime, the preliminary injunction is designed to continue to protect the applicant from irreparable injury and preserve the status quo pending a final judgment. See Ottenheimber v. Real Estate Division, 535 P.2d 1284, 1285 (Nev. 1975); Memory Gardens of Las Vegas Inc. v. Pet Ponderosa Memorial Gardens Inc., 492 P.2d 123, 124 (Nev. 1977).

To demonstrate its entitlement to injunctive relief, the moving party must show: (i) that the defendant’s conduct, if allowed to continue, will result in irreparable harm for which compensatory damages is an inadequate remedy; (ii) a reasonable probability of success on the merits; and (iii) that the equities weigh in the plaintiff’s favor. University and Community College System of Nevadans for Sound Government, 120 Nev. 712, 721, 100 P.3d 179,187 (2004); S.O.C., Inc. v. Mirage Casino Hotel, 23 P.3d, 243 (Nev. 2001); Pickett v. Comanche Construction Inc., 836 P.2d 42, 44 (Nev. 1992); Sobol v. Capital Management Consultants Inc., 726, P.2d 335, 337 (Nev. 1986). Here, Plaintiffs satisfy all requirements for a temporary restraining order, as well as a preliminary injunction.

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IV.	ARGUMENT

A.	Plaintiffs Will Suffer Immediate And Irreparable Harm Through The Loss of Their Voting Power If Drexler Exercises the Conversion

If Drexler is allowed to convert his $18 million in MusclePharm indebtedness into shares of its common stock, Plaintiffs will suffer immediate and irreparable dilution in their equity positions, resulting in diminution of both Plaintiffs’ (i) economic value in the Company and (ii) voting power. Although the Nevada Supreme Court has yet to squarely address this issue, other courts, including those of Delaware, consistently hold that the dilution of a stockholder’s equity interest constitutes irreparable harm justifying preliminary injunctive relief.9 See Flight Options Int’l, Inc. v. Flight Options LLC, No. Civ. A. 1459-N, 2005 WL 2335353, at *10 (Del. Ch. July 11, 2005) (finding dilution of plaintiff’s equity position was irreparable harm because, among other reasons, defendant might sell the new equity it received); Solar Cells, Inc. v. True North Partners, LLC, No. Civ. A. 19477, 2002 WL 749163, at *7 (Del. Ch. Apr. 25, 2002); Telcom-SNI Investors, L.L.C. v. Sorrento Networks, Inc., No. Civ. A. 19038-NC, 2001 WL 1117505, at *9-10 (Del. Ch. Sept. 7, 2001) (finding dilution of equity ownership was irreparable harm). Here, the diminution of Plaintiffs’ proportionate stockholdings will further dilute their voice in the management of the Company.10

[9]

Nevada’s corporate law, although distinct in some material respects, is modeled largely after Delaware’s corporate law. See Cohen v. Mirage Resorts, Inc., 119 Nev. 1, 62 P.3d 720, 726–27 & n. 10 (2003). That being the case, Nevada courts look to decisions of Delaware courts, or decisions applying Delaware law, for guidance. Hilton HotelsCorp. v. ITT Corp., 978 F.Supp. 1342, 1346 (D. Nev. 1997) (Pro, J.).

[10]

Courts in many jurisdictions have found that dilution of a stockholder’s say in management decisions by dilution of voting power can constitute irreparable harm. See also Suchodolski Assocs. v. Cardell Fin. Corp., 03-Civ- 4148, 2004 U.S. Dist. LEXIS 1427, at *12 (S.D.N.Y. Feb. 3, 2004); Int’l Equity Invs., Inc. v. Opportunity Equity Partners, Ltd., 427 F. Supp. 2d 491, 498 (S.D.N.Y. 2006) (Kaplan, J.), aff’d, 246 F. App’x 73 (2d Cir. 2007) (“[t]he dilution of a party’s stake in, or a party’s loss of control of, a business” constitutes irreparable harm); Suchodolski Associates, Inc. v. Cardell Fin. Corp., 2003 WL 22909149 (S.D.N.Y. 2003) (same); Street v. Vitti, 685 F. Supp. 379, 384 (S.D.N.Y. 1988) (finding irreparable harm when a forced sale of plaintiff’s shares “destroy[ed] their voice in management”); Asarco Inc. v. Court, 611 F. Supp. 468, 480 (D.N.J. 1985) (enjoining the issue of preferred stock because it would dilute the vote of a shareholder and thereby cause irreparable harm); Clark v. Pattern Analysis & Recognition Corp., 87 Misc. 2d 385, 386 (N.Y. Sup. Ct. 1976) (there is “irreparable damage to plaintiffs [because] they would lose their status as shareholders”). The same goes for the accompanying loss of the right to vote one’s shares. See, e.g., Beztak Co. v. Bank One Columbus, N.A., 811 F. Supp. 274, 284 (E.D. Mich. 1992); AHI Metnall, L.P. by AHI Kan., Inc. v. J.C. Nichols Co., 891 F. Supp. 1352, 1359 (W.D. Mo. 1995).

The determination of whether dilution in voting rights (or dilution in equity interest) constitutes an irreparable harm is a fact-intensive, case-by-case determination. See Rovner v. Health-Chem Corp., Civil Action No. 15007, 1996 Del. Ch. LEXIS 83, at *39 (Ch. July 3, 1996). In conducting this inquiry, courts focus on whether the perceived harm resulting from the voting dilution is “actual” and “imminent” or whether the threatened harm is merely “speculative” and “uncertain.” See Suchodolski Assocs. v. Cardell Fin. Corp., 2004 U.S. Dist. LEXIS 1427, at *12, 2003 WL 22909149, at *4 (S.D.N.Y. Feb. 3, 2004). As set forth below, the harm to Plaintiffs and the Company’s other stockholders is both irreparable and imminent.

1.	The Dilutive Harm Wrought by Drexler’s Majority Voting Control Will Be Irreparable

Here, the harm in question is a change in control of stockholder voting power, including the voting power currently held by Plaintiffs. At present, Defendant Drexler possesses stock constituting only ~13.8% of the MusclePharm voting stock issued and outstanding. However, as set out in Table 1 below,11 after conversion of the Amended Note to common stock, Drexler will possess 18,297,548 of the 31,280,883 shares of MusclePharm voting stock then outstanding—or ~58.5% of the Company’s voting power.

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[11]	Table 1 is also attached hereto as Exhibit 10.

Table 1
		Prior Notes	Amended Note
PRE-CONVERSION	Plaintiffs’ Shares	2,927,677	2,927,678
	Drexler’s Shares	2,081,332	2,081,332
	Shares Outstanding	15,064,667	15,064,667
	Plaintiffs’ % Shares Outstanding	19.4%	19.4%
	Drexler’s % Shares Outstanding	13.8%	13.8%
POST-CONVERSION	Plaintiffs’ Shares	2,927,677	2,927,678
	Drexler’s Shares	10,700,955	18,297,548
	Shares Outstanding	23,684,290	31,280,883
	Plaintiffs’ % Shares Outstanding	12.4%	9.4%
	Drexler’s % Shares Outstanding	45.2%	58.5%

To allow Drexler this windfall, with the result of an overnight takeover of MusclePharm’s majority voting control, would be catastrophic for Plaintiffs, as well as the Company’s other stockholders. Drexler would metamorphose from a minority stockholder to a nearly super-majority stockholder after increasing his voting power by approximately four times, from ~15% voting power to ~60% voting power. With such a tremendous voting bloc, Drexler will have truly unfettered control over the Company’s governance and affairs. He will have the ability to:

•	Choose every director at his whim;[12]

•	Single-handedly block any amendments to MusclePharm’s Bylaws recommended by the Company’s other the stockholders;[13]

•	Single-handedly block attempts by the Company’s other stockholders to remove his chosen directors;[14] and

[12]	MusclePharm has straight voting (as opposed to cumulative voting). See Ex. 11, MusclePharm Bylaws at § 2.8. Thus, the majority stockholder controls every board seat.
[13]

The bylaws can be amended by a majority vote of shares. See Ex. 11, MusclePharm Bylaws at § 12.1. Thus, a stockholder who controls the majority vote can block amendments proposed by other stockholders to the Company’s Bylaws.

[14]

Directors can be removed by a super-majority vote of 2/3 of shares. See Ex. 11, MusclePharm Bylaws at § 3.3.3; NRS 78.355(1). Although Drexler would not quite have 2/3 voting power, he can block the removal of any directors by his majority control.

•	Approve a sale of substantially all assets or stock in connection with a sale of the Company, as well as other major transactions that would otherwise require a stockholder vote.

Indeed, when he exercises the Conversion, Drexler can simply nominate just three new directors, expanding the Board to seven members, and take control of the previously four-member Board. Conversely, he could reduce the Board to a single-man operation (himself). He can do all this (i) without notice to the other common stockholders, (ii) within one day of providing notice of his intent to convert the Amended Note to shares, and (iii) without holding a meeting. See MusclePharm Bylaws, attached hereto as Exhibit 11, at § 2.9 (authorizing corporate action by the written consent of stockholders); NRS 78.320(2) (allowing for the same); NRS 78.330(1) (specifically providing for election of directions under NRS 78.320).

Once Drexler has control of the Board (to the extent he already does not), his power to direct MusclePharm for his own pleasure and benefit will be completely unfettered. For instance, as CEO and President, he can recommend a sale of the Company or similar transaction to the Board, secure the Board’s recommendation for the transaction in his capacity as Chairman of a captive Board, and approve the transaction in his capacity as majority stockholder. More disturbing yet, Drexler will also be able to write the Company’s rules, with the power to amend both the Company’s Articles of Incorporation (as controlling stockholder) and Bylaws (via Board action). See id.; NRS 78.390(1) (allowing for amendment to a Nevada corporation’s articles of incorporation by a majority vote). Accordingly, he can use his control of the Board and majority voting power to take any measure he pleases to block a sale or merger that might be beneficial (and preferable) to Plaintiffs and other stockholders but is repugnant for any reason to Drexler’s fancies. To put it a different way: Drexler will be able to run a publicly-traded company with diverse stockholders as if it is the closely-held family business, and he is the family’s patriarch.

Plaintiffs emphasize that all of these actions can be done with no notice to the other common stockholders, including Plaintiffs. Accordingly, absent an injunction preventing the Conversion’s occurrence in the first place, Plaintiffs will have no idea they are being irreparably injured (and thus have no opportunity to seek further relief from this Court) until after the damage is done. In other words, Plaintiffs will be constantly exposed to the harm described above with no ability to seek intervention from the courts until it is too late. Because a sale or merger of the Company would be essentially immune to unwinding, Plaintiffs will have been irreversibly and irreparably denied their stockholder franchise with respect to voting for or against such transactions. This is true even if the Court could theoretically unwind some of the unlawful director appointments and bylaw amendments described above that might lay the groundwork for such a transaction.

Finally, the denial of Plaintiffs’ stockholder franchise does not stop with corporate transactions; here, it would also extend to Plaintiffs’ right and ability to maintain this action by way of their claim for the appointment of a receiver. Plaintiffs currently hold approximately 19.4% of MusclePharm shares issued and outstanding, giving them standing under the requirements of NRS 78.650 and 78.630 that a petitioning plaintiff hold one-tenth of the corporation’s issued and outstanding stock. Id. If, however, Drexler is allowed to exercise his conversion rights, Plaintiffs’ stockholdings will instantaneously be diluted to ~9.4% of shares issued and outstanding. See Ex. 10, Table 1; Compl. ¶ 14. A receiver may be the only mechanism by which Plaintiffs can mitigate Drexler’s control over the Company. Indeed, without a receiver, Plaintiffs will likely have no mechanism to triage the corporate waste, insolvency, inability to pay debts, and failure to conserve assets that have plagued MusclePharm under Drexler’s misguided tutelage. Accordingly, deprivation of Plaintiffs’ rights under NRS 78.650 and 78.630 by Drexler’s unlawful conversion of their economic value and voting power will irreparably harm Plaintiffs.

2.	Drexler’s Conversion is Actual and Imminent

As was the case in Suchodolski Assocs. v. Cardell Fin. Corp., where the eventually enjoined defendant could “execute the Stock Pledge Agreement and/or warrants at any time,” No. 03-CIV-4148-WHP, 2004 U.S. Dist. LEXIS 1427, at *12 (S.D.N.Y. Feb. 3, 2004), Drexler “may at any time . . . in [his] sole discretion . . ., upon written notice to the Company, elect to convert all . . . of the [principal indebtedness and accrued interest] at a price per share equal to . . . $1.11. . . ..” Ex. 3, Amended Note, ¶ 1(a). The Amended Note does not require Drexler to provide any advance notice of his intent to convert to the Company or to its stockholders. See generally id. In other words, Drexler can convert all of his debt to voting stock at any moment. Thus, the threat of Conversion is both actual and imminent.

Because, as explained below, Plaintiffs are likely to succeed on the merits of their claims, Drexler’s Amended Note is in jeopardy, at least on the unlawful terms he extracted from the compromised Special Committee. In order to protect his interests and make any rescission or other equitable relief this Court might fashion impossible and/or impracticable, Drexler’s best option is to immediately exercise his conversion rights, realizing the full value of the unlawful discount to the conversion rate he negotiated with the compromised Special Committee.

The Conversion will not only protect his interest in the unlawful conversion discount but also allow him complete domination of the Company’s affairs during the pendency of this lawsuit, with which he can continue to extract stockholder value for his own benefit through unreasonable pay and other unlawful insider distributions. Such conversion will also allow him to seek (as CEO, President, and interim PFO), recommend (as Chairman), and approve (as stockholder) a sale of the Company on terms highly favorable to himself under his Transaction Bonus Agreement but detrimental to the other stockholders.15 It is thus highly likely that, upon notice of this lawsuit, Drexler will convert if not enjoined.

[15]

Transaction Bonus Agreement, attached hereto as Exhibit 12. The Transaction Bonus Agreement, which Drexler negotiated and the Board apparently approved, provides Drexler a transaction bonus in connection with his Amended Employment Agreement (the “Transaction Bonus Agreement”), by which Drexler is poised to receive yet another windfall distribution of Company property in the case of a successful sale of substantially all of (i) the Company’s assets or (ii) the Company’s outstanding capital stock (a “Qualifying Sale”). Specifically, if (i) a Qualifying Sale occurs, and (ii) Drexler holds at least twenty percent (20%) of the Company’s shares, and (iii) the total purchase price for the Qualifying Sale exceeds $50,000,000, Drexler is entitled to a one-time bonus of no less than ten percent (10%) of the total purchase price, to be paid in (i) cash or (ii) cash and/or other property in the same proportion and of the same type payable to the Company’s common stockholders in connection with the Qualifying Sale.

B.	Plaintiffs Are Likely To Prevail On The Merits Of Their Claims

1.	The Director Defendants Breached Their Fiduciary Duty of Loyalty

“[T]he duty of loyalty requires the board and its directors to maintain, in good faith, the corporation’s and its shareholders’ best interests over anyone else’s interests.” In re Amerco Derivative Litig., 127 Nev. 196, 223, 252 P.3d 681, 700–01 (2011) (quoting Shoen v. SAC Holding Corp., 137 P.3d 1171, 1178 (2006)). Therefore, directors may not knowingly place their own interests above those of the stockholders without obtaining disinterested director approval. Id. (sustaining a cause of action for breach of fiduciary duty against a defendant who knowingly approved a transaction that benefitted himself at the cost of minority shareholders).

Under Nevada law, a director’s judgment is independent and disinterested only if the director can “impartially consider [a transaction’s] merits without being influenced by improper considerations.” Shoen v. SAC Holding Corp., 122 Nev. 621, 639, 137 P.3d 1171, 1183 (2006) (quoting Rales v. Blasband, 634 A.2d 927, 936 (Del. 1993) (“[I]ndependence means that a director’s decision is based on the corporate merits of the subject before the board rather than extraneous considerations or influences.”)) A director’s independence is implicated when the execution of their duties “is unduly influenced, manifesting ‘a direction of corporate conduct in such a way as to comport with the wishes or interests of the [person] doing the controlling.’” Id. (quoting Aronson v. Lewis, 473 A.2d 805, 812 (Del. 1984), overruled on other grounds by Brehm v. Eisner, 746 A.2d 244 (Del. 2000)).

Here, there can be no reasonable dispute that Drexler stood on both sides of the negotiations concerning the refinancing of the Prior Notes and was, therefore, an interested person. There can also be no reasonable dispute that Drexler, as an interested person, attempted to influence the Special Committee when he threatened to resign as an officer and director of the Company should the Company enter into any third-party refinancing of the Prior Notes and not accept his offer. There further can be no reasonable dispute that the Special Committee was in fact influenced by Drexler when it both (i) failed to consider and (ii) rejected Amerop’s offer on the basis of his threat. The Special Committee’s acquiescence to Drexler unquestionably tainted any independence it may have otherwise have enjoyed. Cf. id.

In fact, Drexler made it impossible to for the Special Committee to say no his offer when he threatened to immediately quit as the Company’s Chairman, President, CEO, and interim PAO and PFO if the Company entered into a third-party refinancing of his Prior Notes. Cf. Kahn v. Lynch Commc’n Sys., 638 A.2d 1110, 1119 (Del. 1994) (“It is the duty of directors serving on [an independent] committee to approve only a transaction that is in the best interests of the public shareholders, to say no to any transaction that is not fair to those shareholders and is not the best transaction available”) (emphasis added). At that point, the Special Committee was faced with a Hobson’s choice: either (1) reject Amerop’s offer and approve the Refinancing on the draconian terms Drexler demanded; or (2) leave a financially distressed Company without a Chairman, President, CEO, and interim PAO and PFO, thereby sending MusclePharm into further peril, and/or risk that Drexler would immediately foreclose on his security interest on what appears to be the entirety of the Company’s assets. See Sciabacucchi v. Liberty Broadband Corp., No. 11418-VCG, 2018 Del. Ch. LEXIS 252, at *44-46 (Ch. July 26, 2018) (finding that the non-independent directors had compromised the independence of the remaining directors when the non-independent directors placed the “independent” directors in a “take it or leave it” circumstance).

Accordingly, the Special Committee’s decision to approve the Refinancing was not the product of a valid exercise of business judgment after impartial consideration of the transaction’s merits. Indeed, the evidence—even at this preliminary stage—clearly demonstrates that the Special Committee knowingly and intentionally allowed its independence to be compromised for the purpose of approving Drexler’s self-dealing and interested transaction to the direct detriment of Plaintiffs and the other common stockholders.

2.	Defendant Drexler Separately Breached His Fiduciary Duty of Loyalty as a Controlling Stockholder

The Refinancing and Amended Note also constitutes a breach of Drexler’s duty of loyalty in his capacity as a controlling stockholder of the Company. Nevada Courts have held that a controlling shareholder owes fiduciary duties to the corporation he controls and its shareholders. See Cohen v. Mirage Resorts, Inc., 119 Nev. 1, 12, 62 P.3d 720, 727 (2003) (holding that claims for breach of fiduciary duties “can involve allegations that majority shareholders breached their limited fiduciary duties to minority shareholders”); Foster v. Arata, 74 Nev. 143, 155, 325 P.2d 759, 765 (1958) (recognizing that a dominant or controlling stockholder is a fiduciary). Among other things, those duties include the duty of loyalty and fairness to not reap improper gains at the expense of the minority through self-dealing or other disloyal acts. See In re Tri-Star Pictures, 634 A.2d 319, 325, 330 (Del. 1993) (recognizing that the controlling stockholder owes the minority stockholders a duty of loyalty and fairness); In re Straight Path Communs. Inc., No. 2017-0486-SG, 2018 Del. Ch. LEXIS 202, at *38-39 (Ch. June 25, 2018) (same).16

[16]

“Courts have consistently recognized that the duty of loyalty owed to the corporation by the controlling interest holders includes a duty of loyalty and fairness to minority shareholders.” Orchard v. Covelli, 590 F. Supp. 1548, 1556 (W.D. Pa. 1984)

Here, even though Drexler does not yet have majority voting power, Drexler acts a controlling stockholder as a result of his outsized influence as the Company’s Chairman, President, CEO, PAO, PFO and largest lender. See In re Crimson Expl. Inc. Stockholder Litig., No. 8541-VCP, 2014 Del. Ch. LEXIS 213, at *32-33 (Ch. Oct. 24, 2014) (collecting cases where a stockholder with a significant equity stake, albeit less than a majority, was found to be a controlling stockholder);17 In re Tesla Motors Stockholder Litig., Consolidated C.A. No. 12711-VCS, 2018 Del. Ch. LEXIS 102, at *31-47 (Ch. Mar. 28, 2018) (considering defendant’s status as founder, CEO, and Chief Product Architect as factors supporting a reasonable inference of control); Kahn v. Lynch Commc’n Sys., 638 A.2d 1110, 1113-15 (Del. 1994) (finding a minority stockholder to be a controlling stockholder, including as a result of his bullying and threatening behavior).

The evidence, however, demonstrates that by threatening to resign from his positions as a director and officer of the Company, Drexler clearly wielded his outsized influence upon the Special Committee to secure the Amended Note and Conversion for himself.18 Moreover, he did this at a time when the Company was (and remains) balance sheet insolvent and where the Amerop

[17]

Many federal statutes establish stock ownership thresholds for control or presumptive control. For instance, the Bank Holding Company Act of 1956 implementing regulations establish a “rebuttable presumption of control” at 5% ownership. 12 C.F.R. § 225.31(d)(2)(ii). Meanwhile, the securities laws do not require any level of ownership at all, defining control to mean “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” 17 C.F.R. § 230.405; accord 17 C.F.R. § 240.12b-2 (same).

[18]

Moreover, Drexler’s threat of immediate resignation could only have been in response to his learning of the Amerop offer, presumably because the Special Committee shared with him that information, confirming that the Special Committee was nothing but a ruse to provide the appearance of legitimacy and independence to what was clearly not and never intended to be an arms-length transaction.

could have mitigated that insolvency and the Company’s financial distress by eliminating Drexler’s debt. The only logical explanation for Drexler’s actions is that the Amended Note and Conversion benefited him, and only him, at a direct detriment to the Company, to Plaintiffs, and to the other stockholders, including by impermissibly diluting their voting power in the Company, as explained above. Thus, separate and apart from his breach of fiduciary duty as a director and officer of the Company, there is no question that Drexler is individually and personally liable for his breach as the Company’s controlling shareholder.

3.	The Director Defendants Breached Their Fiduciary Duty of Care

The duty of care requires that directors “act on an informed basis,” Shoen, 122 Nev. at 632, 137 P.3d at 1178, including by “inform[ing] themselves, prior to making a business decision, of all material information reasonably available to them. Having become so informed, they must then act with requisite care in the discharge of their duties.” Aronson v. Lewis, 473 A.2d 805, 812 (Del. 1984). There is no “prescribed procedure,” Levine v. Smith, 591 A.2d 194, 214 (Del. 1991), or any “special method that must be followed to satisfy the duty of due care.” In re KDI Corp. S’holders Litig., 1990 Del. Ch. LEXIS 201, 1990 WL 201385, at *3 (Del. Ch. Dec. 13, 1990). Rather, the standard to determine whether a board’s decision is “informed” is gross negligence, Shoen, 122 Nev. at 640, 137 at 1184 (2006), and in the duty of care context, gross negligence is “conduct that constitutes reckless indifference or actions that are without the bounds of reason.” McPadden v. Sidhu, 964 A.2d 1262, 1274 (Del. 2008).

Here, Drexler’s behavior not only tainted the Special Committee’s independence, it impeded their willingness and/or ability to act on a fully informed basis to achieve the best transaction for MusclePharm and its stockholders. Indeed, as of October 22, 2017, at latest, the Special Committee had decided to enter into the Refinancing with Drexler, not only rejecting the Amerop Offer without consideration, but also without in good faith investigating, soliciting, and/or evaluating any other option for third-party refinancing. Ex. 1, Wessell Decl. at Ex. E., thereto (explaining that the “structure of the Company’s transaction with Mr. Drexler will not prohibit the Company from refinancing Mr. Drexler’s notes after their extension”) (emphasis added).

In fact, there is no evidence that the Special Committee even hired a financial advisor to assist it in this process, something that is arguably standard practice when seeking to refinance a large debt, but arguably an essential practice where, as here, there was not a disinterested CFO or PFO to otherwise lead the charge. Instead, the Special Committee rejected even the possibility of a third-party offer when Drexler threatened his resignation, including because it purportedly lacked sufficient time to give other offers their due consideration.19 If that is the case, then that too indicates a breach of the Director Defendants’ duty of care because “directors not only must receive the information, but also have adequate time to consider it.” In re Rural Metro Corp. Stockholders Litig., 88 A.3d 54, 90 (Del. Ch. 2014).20

The Director Defendants decided to compose a purportedly independent Special Committee for the purpose of reviewing and approving the Refinancing only two months before the Prior Notes’ impending maturity. The Special Committee, however, has admitted that this did not provide it sufficient time to consider alternatives to Drexler’s proposed transaction. Their admission can be nothing but the result of the Director Defendants’ reckless indifference to achieving the best transaction available for the Company’s stockholders. Accordingly, the evidence—even at this preliminary stage—demonstrates that the Director Defendants knowingly and/or intentionally breached their duty of care, including for the purposes of further entrenching Drexler by perpetrating a fraud upon Plaintiffs and the other common stockholders.

[19]

The Special Committee made this claim for lack of time notwithstanding the fact that Amerop had initially made its offer on or around September 11, 2017, less than one week after Defendant Drexler had contacted the Board with his refinancing demands on September 5, 2017.

[20]

“The imposition of time constraints on a board’s decision-making process may compromise the integrity of its deliberative process. History has demonstrated boards that have failed to exercise due care are frequently boards that have been rushed.” Id. (quoting McMullin v. Beran, 765 A.2d 910, 919 (Del. 2000)).

4.	The Director Defendants Made An Unlawful Distribution In Violation of NRS 78.288

By approving the Amended Note, the Director Defendants also violated NRS 78.255, which strictly forbids distributions of indebtedness to or for the benefit of a stockholder, as was Drexler, when the corporation is insolvent, as was MusclePharm.21 The comments to the Model Business Corporation Act, upon which Chapter 78’s provisions on unlawful provisions are based, confirm that a “distribution of indebtedness” includes promissory notes and other debt instruments, such as the Amended Note. Model Business Corporation Act § 1.40 cmt. 3. Although NRS 78.300 provides that the corporation’s directors are liable for such unlawful distributions should they have approved same, and although waste can typically be compensated with money damages, Bush and Desmond cannot account for unlawful distributions made by way of the Conversion right that acts to further entrench Drexler in the Company’s affairs as the majority stockholder.

As previously explained, once Drexler attains majority voting power, he will have full and complete control of the Company. There is nothing anyone will be able to do to dethrone him, including by way of this lawsuit. Indeed, by exercising the Conversion, Drexler will reduce Plaintiffs’ stockholdings to ~9.4% of the issued and outstanding stock, which both dilute Plaintiffs’ voting power and usurp Plaintiffs’ ability to maintain its claims for the appointment of a receiver under NRS 78.650 and 78.630. As demonstrated above, the Director Defendants have engaged in fraud, collusion, and gross mismanagement in the conduct of the Company’s affairs, as well as misfeasance, malfeasance, and nonfeasance in the execution of their fiduciary obligations.

[21]

A “distribution” means “a direct or indirect transfer of money or other property . . . or the incurrence of indebtedness by a corporation to or for the benefit of its stockholders . . . [and can be] in the form of a . . . a distribution of indebtedness.” NRS 78.191. The comments to the Model Business Corporation Act, upon which Chapter 78’s provisions on unlawful provisions are based, confirm that a “distribution” includes promissory notes and other debt instruments. Model Business Corporation Act § 1.40 cmt. 3.

Moreover, the Director Defendants could have mitigated the Company’s insolvency and financial distress by accepting the Amerop Offer, but chose not to because Drexler demanded they not do so. A receiver is more likely than not the only device by which the Company’s mismanagement and insolvency can be cured. Plaintiffs, however, will be denied their ability to maintain their application for a receiver if Drexler reduces their stockholdings to less than 10%.

5.	The Director Defendants Cannot Show That The Transaction Was Entirely Fair

Defendants bear the burden of proving the transaction’s entire fairness where, as here, a plaintiff has rebutted the presumption of the business judgment rule by demonstrating a reasonable doubt that the directors were not disinterested or independent or acted in an informed manner. Shoen, 122 Nev. at 640 n.61, 137 P.3d at 1184 (2006) (noting that “[w]hen approval of an interested director transaction by an independent committee is not possible, the interested directors carry the burden of proving that transaction’s entire fairness”); Ams. Mining Corp. v. Theriault, 51 A.3d 1213, 1239 (Del. 2012) (explaining that a transaction must be entirely fair to the minority stockholders when it involves self-dealing by a controlling stockholder); Cede & Co. v. Technicolor, 634 A.2d 345, 368 (Del. 1993) (explaining that when uninformed directors lose the protections of the business judgment rule, the court will scrutinize the transaction under an entire fairness review). This the Director Defendants cannot do.

The entire fairness standard has two parts: fair dealing and fair price. Weinberger v. UOP, Inc., 457 A.2d 701, 711 (Del. 1983). Fair dealing “embraces questions of [i] when the transaction was timed, [ii] how it was initiated, structured, negotiated, disclosed to the directors, and how the approvals of the directors and the stockholders were obtained.” Id. Meanwhile, fair price “relates to the economic and financial considerations of the proposed [transaction], including all relevant factors.” Id. As the Delaware Supreme Court noted in Americas Mining Corp. v. Theriault, “[a] fair process usually results in a fair price” and “[e]vidence of fair dealing has significant probative value to demonstrate the fairness of the price obtained.” 51 A.3d 1213, 1244 (Del. 2012). The unitary nature of this the entire fairness test was recently explained by the Delaware Chancery Court:

The range of fairness has most salience when the controller has established a process that simulates arms-length bargaining, supported by appropriate procedural protections. A strong record of fair dealing can influence the fair price inquiry and lead to a conclusion that the price was fair. But the range of fairness is not a safe-harbor that permits controllers to extract barely fair transactions. Factors such as coercion, the misuse of confidential information, secret conflicts, or fraud could lead a court to hold that a transaction that fell within the range of fairness was nevertheless unfair compared to what faithful fiduciaries could have achieved.

Basho Techs. Holdco B, Ltd. Liab. Co. v. Georgetown Basho Inv’rs, Ltd. Liab. Co., No. 11802-VCL, 2018 Del. Ch. LEXIS 222, at *83-84 (Ch. July 6, 2018).

Here, the record evinces both unfair dealing and unfair price. Drexler tainted the Special Committee’s “process” with his coercive tactics and obtained their approval for his self-dealing transaction by threating his immediate resignation. Drexler’s undue influence over the Special Committee’s deliberations is indisputably reflected by the draconian terms of the Amended Note, terms Drexler proposed and the Board accepted in total. Indeed, the Board gave Drexler everything he demanded in his September 5 Letter and more. As a result, MusclePharm is not only charged with quarterly interest payments of over $500,000 at a time when it is insolvent, but Plaintiffs and the other common stockholders now face the dilutive consequences of Drexler’s conversion right and the imminent likelihood that they will soon lose both their economic value and voting power in the Company. Accordingly, the evidence—even at this preliminary stage—demonstrates that the Director Defendants are liable for their knowing and intentional breaches of fiduciary duty to MusclePharm, Plaintiffs, and the other common stockholders.

C.	The Equities Weigh In Plaintiffs’ Favor

In considering injunctive relief, courts also weigh the potential hardships to the relative parties and the public interest. See University and Community College System of Nevadans for Sound Government, 120 Nev. 712, 721, 100 P.3d 179,187 (2004). As set forth above, the Conversion would irreparably and irreversibly harm Plaintiffs and the other stockholders by diluting their voting power in the Company and further entrenching Drexler in the management of the Company’s affairs by allowing him full control of not only management but also of the stockholders. Moreover, by diluting Plaintiffs’ stockholdings to less than 10% of the Company’s stock issued and outstanding, the Conversion would prohibit Plaintiffs from maintaining their claim for the appointment of a receiver to restructure the Amended Note, which may be the only viable option to mitigate the Director Defendants’ mismanagement and the Company’s insolvency and financial distress.

Since the Director Defendants pursued and approved the Amended Note and its attendant right of Conversion for Drexler’s personal benefit, including without obtaining the approval of the Company’s stockholders, there are really no considerations of equity or fairness that weigh in their favor. Indeed, there simply is no harm that may befall Drexler or the other Director Defendants by restraining the Conversion. On the contrary, all of the equities weigh in favor of granting this Ex Parte Application and Motion so as to prevent such entrenchment and to protect the stockholder franchise. Moreover, to the extent a public interest is involved, it favors adherence to the law (e.g., NRS 78.288) and thus weighs in favor of a grant of injunctive relief.

D.	Plaintiffs Have Posted Substantial Security Even Though Only a Nominal Bond Should Be Required

Concurrent with the filing of this Ex Parte Application and Motion, Plaintiffs have posted security by way of a $10,000 check. See Notice of Posting Security (filed Aug. 21, 2018). Should the Court be inclined to grant the temporary restraining order but agree that Plaintiffs need only post a nominal bond, Plaintiffs respectfully request that the Court order that a portion of the security be released to Plaintiffs. Should the Court be inclined to grant the temporary restraining order but believe greater security is warranted, Plaintiffs respectfully request that the Court issue the injunction based on the posting of the initial $10,000 security and provide Plaintiffs five court days to post the additional security.

Here, the Court should require only a nominal bond. First, any damages the Director Defendants may suffer as a result of a temporary or preliminary injunction are speculative at best, because a restraint on the Conversion merely prohibits Drexler from attaining majority voting control of the Company, for which he has provided insufficient consideration, if any. Second, any substantial bond requirement would impose an undue hardship on Plaintiffs, who are plainly the victims of the Director Defendants’ failure to discharge their fiduciary duties by pursuing and approving a non-arms-length transaction with a related and interested party so as to further entrench him in the Company’s affairs, all at the expense of the Company, Plaintiffs, and the other stockholders. The Director Defendants should not seek to further burden Plaintiffs.

V.	CONCLUSION

For the foregoing reasons, Plaintiffs respectfully request that the Court enter a temporary restraining order and preliminary injunction enjoining (1) Defendant Ryan Drexler from exercising the Conversion; and/or (2) the Company and its Board of Directors from taking any action to issue shares to Drexler in connection with the Conversion.

[Signature On Following Page]

Pursuant to NRS 239B.030, the undersigned hereby affirms this document does not contain the social security number of any person.

Dated this 21st day of August, 2018.

BALLARD SPAHR LLP

By:	/s/ Maria Gall
Abran E. Vigil, Esq.
Nevada Bar No. 7548
Maria A. Gall, Esq.
Nevada Bar No. 14200
Kyle E. Ewing, Esq.
Nevada Bar No. 14051
1980 Festival Plaza Drive, Suite 900
Las Vegas, Nevada 89138

Severin A. Carlson, Esq.
Nevada Bar No. 9373
Tara C. Zimmerman, Esq.
Nevada Bar No. 12146
KAEMPFER CROWELL
50 West Liberty St., Suite 700
Reno, Nevada 89501

Attorneys for Plaintiffs

Exhibit E

Abran E. Vigil, Esq.

Nevada Bar No. 7548

Maria A. Gall, Esq.

Nevada Bar No. 14200

Kyle E. Ewing, Esq.

Nevada Bar No. 14051

BALLARD SPAHR LLP

1980 Festival Plaza Drive, Suite 900

Las Vegas, Nevada 89138

Telephone: (702) 471-7000

Facsimile: (702) 471-7070

vigila@ballardspahr.com

gallm@ballardspahr.com

ewingk@ballardspahr.com

Severin A. Carlson, Esq.

Nevada Bar No. 9373

Tara C. Zimmerman, Esq.

Nevada Bar No. 12146

KAEMPFER CROWELL

50 West Liberty St., Suite 700

Reno, Nevada 89501

Telephone: (775) 852-3900

Facsimile: (775) 327-2011

scarlson@kcnvlaw.com

tzimmerman@kcnvlaw.com

Attorneys for Plaintiffs

IN THE FIRST JUDICIAL DISTRICT COURT OF THE STATE OF NEVADA

IN AND FOR CARSON CITY

WHITE WINSTON SELECT ASSET FUND SERIES FUND MP-18, LLC, et al.,	Case No. 180C 00 206 1B
Plaintiffs,	Dept No. I
v.
MUSCLEPHARM CORPORATION, et al.,	TEMPORARY RESTRAINING ORDER
Defendants.

1

[PROPOSED] TEMPORARY RESTRAINING ORDER

The Court, having read and considered the Ex Parte Application for Temporary Restraining Order and Motion for a Preliminary Injunction submitted by Plaintiffs White Winston Select Asset Fund Series Fund MP-18, LLC, and White Winston Select Asset Funds, LLC (together, “Plaintiffs”), the Verified Complaint and Petition for Appointment of Receiver, the Declaration of Leonard P. Wessell III, the Declaration of Maria A. Gall, Esq., and the other pleadings and papers on file herein, hereby GRANTS the Temporary Restraining Order and finds, as a preliminary matter, as follows:

1. This Court has jurisdiction over the subject matter of this case and that there is a good cause to believe it has jurisdiction over the parties hereto and venue in this district is proper.

2. Plaintiffs are stockholders (or beneficial owners) of Defendant MusclePharm Corporation (“MusclePharm” or the “Company”), a publicly traded Nevada corporation; Plaintiffs hold approximately 2,927,677 shares of MusclePharm common stock or approximately 19.4% of MusclePharm shares issued and outstanding;

3. Defendants Ryan Drexler, Brian Casutto, William Bush, and John Desmond (the “Director Defendants”) are the directors of MusclePharm and, together, comprise its Board of Directors (the “Board”); Drexler is also a stockholder, as well as the Chairman of the Board and the Company’s Chief Executive Officer, its President, its interim Principal Accounting Officer, its interim Principal Financial Officer, and its largest lender.

4. Drexler directly and/or beneficially owns at least 2,081,332 shares of MusclePharm common stock on a non-fully diluted basis, which represents ~13.8% of the Company’s issued and outstanding stock, and 18,297,548 shares of MusclePharm common stock on a fully diluted basis, which represents ~58.5% of the Company’s issued and outstanding

2

voting stock on a fully-diluted basis.

5. Drexler, as the Company’s lender, is the holder of an “Amended and Restated Convertible Secured Promissory Note,” dated November 8, 2017, with a maturity date of December 31, 2019 (the “Amended Note”), which Note is the result of a refinancing of three prior notes (the “Prior Notes”) held by Drexler, which refinancing was authorized by a special committee of the Company’s board of directors (the “Special Committee”) comprised of Bush and Desmond, who the Company has represented as being independent directors; the Court takes judicial notice of the fact that the Company has admitted in its proxy statements that neither Drexler nor Defendant Casutto—who is also the Company’s executive vice president and subordinate to Drexler—is independent.

6. The Amended Note, which bears a face value of $18,000,000, is convertible into MusclePharm common stock at a rate of $1.11 per share; both (i) the principal indebtedness under the Amended Note and (ii) any interest accrued thereunder but unpaid are convertible at the $1.11 per share rate; the Amended Note is convertible immediately in whole or in part, upon written notice from Drexler, with no advance notice required to either (i) the Company or (ii) its stockholders.

7. Prior to the Special Committee’s approval of the Amended Note, it purported to engage in an independent analysis of its options for refinancing the Prior Notes; however, the record demonstrates that the Special Committee was influenced by Defendant Drexler, an indisputably interested party to the transaction, calling into question the Special Committee’s independence and disinterestedness.

8. Indeed, in response to term sheet from a stockholder called Amerop Holdings, Inc., (“Amerop”) that identified terms on which Amerop was willing to refinance the Prior Notes with equity, at a price per share that represented a substantial premium over the stock’s then

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trading price, the Special Committee told Amerop that it would not consider or enter into any third-party refinancing of the Prior Notes because Defendant Drexler had informed the Special Committee that he and Casutto would immediately resign as officers and directors of the Company if the Special Committee entered into a refinancing the Prior Notes with a third party.

9. Accordingly, the preliminary evidence demonstrates that the Special Committee, which acceded to the threats of an interested director, officer, controlling stockholder, and lender, did not engage in an informed, independent, and disinterested process in approving the Amended Note, and has likely violated its fiduciary duties to the Company and Plaintiffs as a result thereof.

10. There are also significant questions as to whether the Special Committee solicited, investigated, and evaluated other third-party options for a refinancing the Prior Notes, including with the advice of independent counsel and an independent financial advisor, further suggesting a violation of their fiduciary duties to the Company and Plaintiffs.

11. There is a further significant question as to whether the Amended Note constitutes an unlawful distribution in violation of NRS 78.288, which prohibits the distribution of indebtedness to or for the benefit of any stockholder when a corporation is insolvent, as MusclePharm appears to be here.

12. There is an additional significant question as to whether the Amended Note was entirely fair to the Company, to Plaintiffs, and to the Company’s other stockholders. The record at this stage demonstrates that the Amended Notice was not entirely fair.

13. If Defendant Drexler is permitted to exercise his conversion right under the Amended Note, he will become the Company’s majority stockholder, controlling ~60% of the voting power, and at the same time, extracting Plaintiffs’ economic value and voting power in MusclePharm stock.

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14. Although the Nevada Supreme Court has yet to address this issue, other courts, including those of Delaware, to which Nevada routinely turns for guidance, consistently hold that the dilution of a stockholder’s equity interest constitutes irreparable harm justifying preliminary injunctive relief. See Flight Options Int’l, Inc. v. Flight Options LLC, No. Civ. A. 1459-N, 2005 WL 2335353, at *10 (Del. Ch. July 11, 2005) (finding dilution of plaintiff’s equity position was irreparable harm because, among other reasons, defendant might sell the new equity it received); Solar Cells, Inc. v. True North Partners, LLC, No. Civ. A. 19477, 2002 WL 749163, at *7 (Del. Ch. Apr. 25, 2002); Telcom-SNI Investors, L.L.C. v. Sorrento Networks, Inc., No. Civ. A. 19038-NC, 2001 WL 1117505, at *9-10 (Del. Ch. Sept. 7, 2001) (finding dilution of equity ownership was irreparable harm).

15. Here, a diminution of Plaintiffs’ proportionate stockholdings will further dilute their voice in the management of the Company, which, at present, is already heavily influenced by Drexler given his status as the Company’s Chairman, President, CEO, interim PAO, interim PFO, largest lender, and controlling stockholder; moreover, if Plaintiffs’ stockholders are reduced by the conversion to less than 10% of the stock issued and outstanding, Plaintiffs will not be able to seek the appointment of a receiver over the Company, a claim Plaintiffs have brought in this action.

16. The dilution of Plaintiffs’ stockholdings is imminent. As was the case in Suchodolski Assocs. v. Cardell Fin. Corp. where the eventually enjoined defendant could “execute the Stock Pledge Agreement and/or warrants at any time,” 2004 U.S. Dist. LEXIS 1427, at *12, 2003 WL 22909149, at *4 (S.D.N.Y. Feb. 3, 2004), Drexler “may at any time . . . in [his] sole discretion . . ., upon written notice to the Company, elect to convert all . . . of the [principal indebtedness and accrued interest] at a price per share equal to . . . $1.11. . . .” Amended Note, 1(d).

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17. Enjoining Defendants from effecting the conversion of the Amended Note into stock is necessary to ensure the Court’s ability to fashion effective relief, as well as preclude irreparable injury to Plaintiffs and the Company’s other stockholders and the public interest. The preliminary evidence raises serious questions that go to the merits of the case, and the balance of hardships favors the granting of temporary injunctive relief.

18. Plaintiffs have posted security in the amount of $10,000, which the Court finds sufficient for purposes of this Temporary Restraining Order, but is a matter the Court will revisit at the hearing on Plaintiffs’ Motion for Preliminary Injunction, at which time the Court may either decrease or increase the amount of security or allow the current security to stand.

Accordingly, IT IS HEREBY ORDERED that pending a hearing on Plaintiffs’ Motion for a Preliminary Injunction, Defendants, and all of their respective officers, agents, servants, employees, attorneys, and person acting in convert of participation with them are enjoined and restrained as follows:

19. Defendant Ryan Drexler is ENJOINED and RESTRAINED from causing or effecting the exercise of the conversion rights set forth in 1(d) of a certain promissory note issued by Defendant MusclePharm Corporation in favor of Defendant Drexler, styled “Amended and Restated Convertible Secured Promissory Note,” dated November 8, 2017, and bearing a face value of $18,000,000; and

20. Defendant MusclePharm Corporation and its Board of Directors—Defendants Ryan Drexler, Brian Casutto, William Bush, and John Desmond—are ENJOINED and RESTRAINED from issuing any MusclePharm Corporation stock to Defendant Drexler and/or from taking any action in furtherance of issuing any MusclePharm Corporation stock to Defendant Drexler, whether in their individual capacities or as officers, directors, employees, stockholders, or lenders of MusclePharm Corporation, with respect to any attempt by Defendant

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Drexler to exercise the conversion rights set forth in 1(d) of the aforementioned Amended and Restated Convertible Secured Promissory Note.

IT IS FURTHER ORDERED THAT:

21. The Parties shall appear for the hearing on Plaintiff’s Motion for Preliminary Injunction on the 14th day of September, 2018, in Department I of the above-entitled Court, at the hour of 3:30 o’ clock p.m., or as soon thereafter as counsel can be heard;

22. Plaintiffs shall make all reasonable efforts to promptly serve upon each Defendant hereto (i) a summons for this action, (ii) Plaintiffs’ Verified Complaint and Petition for Appointment of a Receiver, (iii) Plaintiffs’ Ex Parte Motion for a Temporary Restraining Order and Motion for Preliminary Injunction, (iv) a copy of this Temporary Restraining Order, and (v) any and all other pleadings and papers that have been filed in this matter; service on Defendants Ryan Drexler, Brian Casutto, William Bush, and John Desmond may be made by way of NRS 75.160, which permits service of process on certain management persons of an entity by way of that entity’s registered agent; and

23. Defendants shall file and serve their oppositions to the Motion for Preliminary Injunction, if any, by 5 o’clock p.m. on the 3rd day of September, 2018; Plaintiffs shall file and serve their replies, if any, in support of the Motion for Preliminary Injunction by 5 o’ clock p.m. on the 10th day of September, 2018.

[Left Intentionally Blank]

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This Temporary Restraining Order shall expire on the 14th day of September, 2018 at 11:59 p.m. o’clock, unless further extended by this Court.

Dated this 23rd day of August, 2018.

DISTRICT COURT JUDGE

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Respectfully submitted by:

KAEMPFER CROWELL

By:	/s/ Severin A. Carlson
Severin A. Carlson, Esq. Nevada Bar No. 9373 Tara C. Zimmerman, Esq. Nevada Bar No. 12146 50 West Liberty St., Suite 700 Reno, Nevada 89501

Abran E. Vigil, Esq.

Nevada Bar No. 7548

Maria A. Gall, Esq.

Nevada Bar No. 14200

Kyle A. Ewing, Esq.

Nevada Bar No. 14051

BALLARD SPAHR LLP

1980 Festival Plaza Drive, Suite 900

Las Vegas, Nevada 89135

Attorneys for Plaintiffs

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